Execution Version

AMENDED AND RESTATED LIMITED LIABILITY

COMPANY AGREEMENT

OF

REAL PIPE, LLC

a Delaware Limited Liability Company

Dated as of December 2, 2020

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This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Real PIPE, LLC (the “Company”) is made and entered into on December 2, 2020 (the “Effective Date”), by and among The Real Brokerage Inc. (“Parent”) and each other Person listed as a Member on Schedule A attached hereto as of the date hereof and each Person subsequently admitted as a member of the Company in accordance with the terms hereof (collectively, the “Members”).

RECITALS

WHEREAS, on November 6, 2020, the Company was formed by filing a Certificate of Formation with the Secretary of State of the State of Delaware in accordance with the provisions of the Delaware Limited Liability Company Act (the “Act”);

WHEREAS, on November 6, 2020, the sole member of the Company entered into that certain Limited Liability Company Agreement (the “Original Agreement”);

AND WHEREAS, pursuant to that certain Securities Subscription Agreement, dated as of December 2, 2020, by and among Parent, the Company and the Investor Members (the “Purchase Agreement”), on the Effective Date such Investor Members purchased certain Preferred Units of the Company;

AND WHEREAS, the Members have determined to amend and restate the Original Agreement to read in its entirety as set forth herein and agreed that the membership in and management of the Company shall be governed by the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. As used herein, the following terms have the meanings set forth below:

“Accounting Firm” means Brightman Almagor Zohar & Co. or any qualified and independent accounting firm selected by the Board.

“Act” shall have the meaning set forth in the recitals hereto.

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such specified Person. For the purposes of this definition, the term “control,” when used with respect to any specified Person, shall mean the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings. Notwithstanding anything to the contrary set forth in this Agreement, neither the Parent nor any of its Subsidiaries (including the Company or any Company Subsidiary) shall be deemed or treated as an Affiliate of any of the Investor Members.

“Agreement” shall have the meaning set forth in the preamble hereto.

“Assignee” shall mean a transferee of Units who has not been admitted as a Substitute Member.

“Authorized Transfer” shall have the meaning set forth in Section 9.1(c).

“BBA Rules” shall mean Subchapter C of Chapter 63 of the Code (Sections 6221 et seq.) as amended by the Bipartisan Budget Act of 2015, or successor provisions, and any Regulations and other guidance promulgated thereunder, and any similar state or local legislation, regulations or guidance.

“Board” shall have the meaning set forth in Section 4.1(a).

“Business Day” shall mean any day, other than: (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York; or (b) a day on which banks are generally closed in the Province of Ontario or the State of New York.

“Capital Account” shall have the meaning set forth in Section 5.4(a).

“Capital Contribution” shall mean any contribution (or deemed contribution) of cash or property to the Company made by or on behalf of a Member, as set forth from time to time in the books and records of the Company; provided that, as of the Effective Date, the Investor Members and the Parent Members shall be deemed to have made the Capital Contribution set forth opposite their respective names on Schedule A.

“Certificate of Cancellation” shall mean the certificate required to be filed with the Secretary of State of the State of Delaware pursuant to Section 18-203 of the Act in connection with a dissolution of the Company.

“Certificate of Formation” shall have the meaning set forth in Section 2.1.

“Claim(s)” shall have the meaning set forth in Section 12.2.

“Code” shall mean the U.S. Internal Revenue Code of 1986.

“Common Units” shall mean the Common Units of the Company, having the powers, preferences, rights, qualifications, limitations and restrictions set forth in Section 5.1.

“Company” shall have the meaning set forth in the preamble hereto.

“Company Representative” shall mean Parent, or such other Person designated by the Board in its capacity as the “partnership representative” (as such term is defined under the BBA Rules) of the Company and as the “tax matters partner” (to the extent applicable for state and local tax purposes) of the Company, including any “designated individual” through whom the Company Representative may act, if applicable.

“Company Subsidiary” shall mean any Subsidiary of the Company.

“Competitive Opportunity” shall have the meaning set forth in Section 3.5.

“Covered Person” shall have the meaning set forth in Section 12.1.

“Director” shall have the meaning set forth in Section 4.1(a).

“Disabling Conduct” shall have the meaning set forth in Section 12.1.

“Distribution” shall mean a transfer of cash or property by the Company to a Member on account of Units as described in Article VI, Article VII or Article XI.

“Effective Date” shall have the meaning set forth in the preamble hereto.

“Entity Taxes” shall mean any U.S. federal, state, local and other taxes imposed on or payable by the Company under the BBA Rules, any Withholding Taxes, and any other amount that the Company or any other Person in which the Company holds an interest is obligated to pay to a taxing authority because of a Member’s status or otherwise specifically attributable to a Member (in each case, including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“Event of Dissolution” shall have the meaning set forth in Section 10.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” shall mean the exchange and support agreement dated as of the date hereof entered into by and among the Company, the Parent and the Investor Members named therein, as amended, supplemented, restated, exchanged or replaced from time to time.

“Fiscal Year” shall have the meaning set forth in Section 8.4.

“Governmental Authority” shall mean any domestic or foreign federal, provincial, regional, state, municipal, local or other government, governmental department, agency, arbitrator, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, taxing or other regulatory or self-regulatory authority, including any securities regulatory authorities and stock exchange (including the TSXV).

“Guarantee Agreement” shall mean the subordinated guarantee agreement dated as of the date hereof entered into between the Parent and the Investor Members named therein, as amended, supplemented, restated, exchanged or replaced from time to time.

“Holder” means a holder of record of a Preferred Unit, and “Holders” shall mean all holders of Preferred Units;

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board, at the relevant time, applied on a consistent basis;

“Indebtedness” of a Person, at a particular date, shall mean the sum (without duplication) at such date of (a) all amounts for borrowed money, in each case excluding any intercompany borrowings and indebtedness; (b) obligations evidenced by bonds, debentures, notes, or other similar instruments; (c) obligations for the deferred purchase price of property or services (excluding trade obligations); (d) obligations under letters of credit; (e) obligations secured by Liens on such Person’s assets, whether or not the obligations have been assumed; (f) all net obligations of such Person under interest rate, commodity, foreign currency and financial markets swaps, options, futures and other hedging obligations; and (g) guarantees of any of the foregoing.

“Investor Members” shall mean (a) Insight Partners XI, L.P, Insight Partners (Cayman) XI, L.P., Insight Partners (Delaware) XI, L.P., Insight XI (Co-Investors), L.P., Insight Partners XI (B), L.P., and Insight Partners (EU) XI, S.C.Sp., (b) any Affiliate of the foregoing Persons that, after the Effective Date, acquires Preferred Units and (c) any transferee of the foregoing Persons to whom Preferred Units are distributed or transferred in accordance with Article IX.

“Investor Related Parties” shall have the meaning set forth in Section 14.14.

“Investor Rights Agreement” means the investor rights agreement dated as of the date hereof entered into among the Parent, the Company and the Investor Members named therein, as amended, supplemented, restated, exchanged or replaced from time to time.

“IRS” shall mean the U.S. Internal Revenue Service.

“Law” shall mean any and all federal, state, provincial, regional, national, foreign, local, municipal or other laws, statutes, acts, treaties, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, orders, rules, regulations, rulings or requirements or other legally binding directives or guidance issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and includes securities laws.

“Lien” shall mean any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or preference, priority, right or other security interest or preferential arrangement of any kind or nature whatsoever.

“Liquidation” shall mean, in respect of an entity, a liquidation, winding up or dissolution of such entity.

“Majority Interest” shall mean, as of any date, an aggregate Voting Percentage equal to more than 50% on such date.

“Members” shall have the meaning set forth in the preamble hereto.

“Parent Members” shall mean (a) Parent and (b) any Permitted Transferee of Parent to whom Common Units are distributed or transferred in accordance with Article IX.

“Parent Related Party” shall mean any Parent Member and any of their respective Affiliates.

“Percentage Interest” shall mean, as of any date of determination in respect of Common Units or Preferred Units, respectively, the percentage determined by dividing (x) the number of Common Units or Preferred Units held by such Member as of such date by (y) the aggregate number of Common Units or Preferred Units held by all Members as of such date, respectively.

“Permitted Transferee” shall mean, with respect to any Member, any of their respective Affiliates (including any partner, shareholder, member, or Affiliated investment fund or vehicle of such Member).

“Person” shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Units” shall mean the Preferred Units of the Company having the powers, preferences, rights, qualifications, limitations and restrictions set forth in Article VI.

“Purchase Agreement” shall have the meaning set forth in the recitals hereto.

“Real Common Shares” shall mean the common shares in the share capital of Parent.

“Reconvened Meeting” shall have the meaning set forth in Section 4.2(b).

“Registration Rights Agreement” shall mean that certain registration rights agreement by and among Parent and the Investor Members, dated as of the date hereof.

“Regulations” shall mean the U.S. Treasury Regulations.

“Regulatory Allocations” shall have the meaning set forth in Section 7.2(a).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Subsidiary” shall mean, as to any Person, any corporation or other entity of which: (a) such Person or a Subsidiary of such Person is a general partner or, in the case of a limited liability company, the managing member or manager thereof; (b) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (c) any corporation or other entity as to which such Person consolidates for accounting purposes.

“Substitute Member” shall mean an Assignee who has been admitted to all of the rights of membership.

“Suspended Meeting” shall have the meaning set forth in Section 4.2(b).

“Tax Contest” shall have the meaning set forth in Section 8.3(b).

“Transaction Agreements” means the Purchase Agreement, the Investor Rights Agreement, the Exchange Agreement, the Warrant Certificates, the Registration Rights Agreement and the Guarantee Agreement.

“Transfer” shall mean any direct, indirect or synthetic sale, assignment, transfer, grant of a participation in or reference under a derivatives contract, pledge, lease, hypothecation, mortgage, gift or creation of security interest, Lien or trust (voting or otherwise) or other encumbrance or other disposition of any Unit, whether in whole or in part (by operation of Law or otherwise) (but excluding (i) any direct or indirect Transfer of a partnership interest in a private equity or similar investment fund that, when aggregated with its parallel funds and alternative investment vehicles, is established to make investments in multiple portfolio companies and not primarily to invest in the Company and (ii) a pledge as collateral for a private equity or similar investment fund’s bona fide revolving credit facility that is also secured by other investments of such fund).

“UBTI” shall mean “unrelated business taxable income” within the meaning of Section 512 and 514 of the Code.

“Units” shall have the meaning set forth in Section 5.1(a).

“Voting Percentage” shall mean, with respect to any Member holding Voting Units as of a specified date, the percentage determined by dividing (a) the aggregate number of Voting Units held by such Member as of such date, by (b) the aggregate number of issued and outstanding Voting Units as of such date.

“Voting Unit” shall mean any Common Unit, and for greater certainty, shall not include any Preferred Unit.

“Warrant Certificates” shall have the meaning ascribed to it in the Purchase Agreement.

“Withholding Taxes” shall have the meaning set forth in Section 7.5(a).

1.2 Interpretive Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean, unless otherwise expressed, U.S. dollars and “CAD” means Canadian dollars;

(d) references herein to a specific Section, Subsection, Recital or Schedule shall refer, respectively, to Sections, Subsections, Recitals or Schedules of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) references herein to any Law shall be deemed to refer to such Law, as the case may be, as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(k) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and

(l) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

ARTICLE II

THE LIMITED LIABILITY COMPANY

2.1 Formation. The Company has been formed as a limited liability company pursuant to the provisions of the Act. A Certificate of Formation for the Company (the “Certificate of Formation”) has been filed in the Office of the Secretary of State of the State of Delaware in

conformity with the Act. The Company and, if required, each of the Members shall execute or cause to be executed from time to time all other instruments, certificates, notices and documents and shall do or cause to be done all such acts and things (including keeping books and records and making publications or periodic filings) as may now or hereafter be required for the formation, valid existence and, when appropriate, termination of the Company as a limited liability company under the Laws of the State of Delaware and as may be necessary in order to protect the liability of the Members as members under the Laws of the State of Delaware.

2.2 Name. The name of the Company shall be “REAL PIPE, LLC”, and its business shall be carried on in such name with such variations and changes as the Board shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company’s operations are conducted. The word “LLC” or similar words or letters shall be included in the Company’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires.

2.3 Limited Business Purpose. The Company is formed for the limited purpose of issuing the Common Units and Preferred Units in accordance with this Agreement and for holding any assets or obligations related thereto. Neither the Company, nor any of the Company Subsidiaries, shall conduct, transact or otherwise be engaged in any other business or operations, employ any employees (provided that Directors or officers of the Company may be employees of Affiliates of the Company), or own any assets or have any liabilities unrelated to the Common Units and Preferred Units, whether known or unknown, liquidated or unliquidated, due or to become due and whether absolute, accrued, contingent or otherwise. For the avoidance of doubt, the Company shall not take any action that shall cause it to (i) be engaged “trade or business within the United States” for purposes of Sections 864(b), 872, 875, 882, 884 or 897 of the Code, (ii) realize any UBTI, or (iii) engage in any activities which constitute the conduct of “commercial activity” within the meaning of Section 892 of the Code.

2.4 Registered Office and Agent. The location of the registered office of the Company shall be c/o Saggio Management Group Inc., 102 Sleepy Hollow Drive, Suite 202, Middletown, Delaware 19709. The Board may establish additional places of business of the Company within and without the State of Delaware as and when required by the business of the Company, and in furtherance of its purposes set forth herein, and may appoint agents for service of process in any jurisdiction in which the Company shall conduct business.

2.5 Term. The term of the Company commenced on the date of filing of the Certificate of Formation in the Office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved pursuant to Article XI.

2.6 Company Powers. In furtherance of the business purpose specified in Section 2.3, but subject to the limitations thereof and to any consent rights of any Members set forth in this Agreement, the Company and the Board, acting on behalf of the Company, shall be empowered to do or cause to be done any and all acts deemed by the Board to be necessary or advisable in furtherance of the business purpose of the Company, including the power and authority:

(a) to acquire, hold, manage, own, sell, transfer, convey, assign, exchange, pledge or otherwise dispose of the Company’s interest in property held by the Company;

(b) to establish, have, maintain or close one or more offices within or without the State of Delaware and in connection therewith to rent or acquire office space and to engage personnel;

(c) to open, maintain and close bank accounts, including the power to draw checks or other orders for the payment of moneys, and to invest such funds as are temporarily not otherwise required for Company purposes;

(d) to bring and defend actions and proceedings at Law or in equity or before any Governmental Authority;

(e) to hire consultants, custodians, attorneys, accountants and such other agents and officers of the Company as it may deem necessary or advisable, and to authorize each such agent to act for and on behalf of the Company;

(f) to make all elections, investigations, evaluations and decisions, binding the Company thereby, that may, in the judgment of the Board, be necessary or appropriate for the accomplishment of the Company’s business purposes;

(g) to enter into, perform and carry out contracts and agreements of every kind necessary or incidental to the accomplishment of the Company’s business purpose, and to take or omit to take such other action in connection with the business of the Company as may be necessary or desirable to further the business purpose of the Company; and

(h) to carry on any other activities necessary to, in connection with, or incidental to any of the foregoing or the Company’s business.

2.7 Business Transactions of a Member with the Company. Subject to Section 6.3, a Member may transact business with the Company and, subject to applicable Law, shall have the same rights and obligations with respect to any such matter as a Person who is not a Member or a Director.

2.8 Title to Company Property. Legal title to all property of the Company shall be held and vested and conveyed in the name of the Company, and no real or other property of the Company shall be deemed to be owned by any Member individually. The Units of the Members in the Company shall constitute personal property of the applicable Member.

2.9 Company Status. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member shall be a partner or joint venturer of any other Member, for any purposes, and this Agreement shall not be construed to the contrary. Unless otherwise determined pursuant to an income tax audit by relevant tax authority, the Members intend that the Company shall be treated as a disregarded entity for U.S. federal and, if applicable, state or local income or franchise tax purposes, and the Company and each Member shall file all tax returns and shall otherwise take all tax, financial and other reporting positions in a manner consistent with such treatment.

ARTICLE III

THE MEMBERS

3.1 The Members.

(a) Member Information. The name, address, number and type of Units and Voting Percentage of each Member are set forth on Schedule A hereto, as such Schedule shall be amended from time to time pursuant to Section 5.1(f). Copies of any update to Schedule A shall be promptly given to any Investor Member; provided, that the Company shall be entitled to provide a copy of Schedule A to any Member upon such Member’s reasonable request.

3.2 Member Meetings.

(a) Actions by the Members; Meetings. Subject to Section 6.3, the Members may vote, approve a matter or take any action by the vote of Members holding Voting Units entitled to vote at a meeting, in person or by proxy, or without a meeting by the written consent of Members pursuant to Section 3.2(b). Meetings of the Members may be called by Members holding a Majority Interest and shall be held upon not less than two (2) Business Days nor more than sixty (60) days’ prior written notice of the time and place of such meeting delivered to each holder of Voting Units in the manner provided in Section 14.1. Notice of any meeting may be waived by any Member before or after any meeting. Meetings of the Members may be conducted in person or by conference telephone, videoconference or webcast facilities.

(b) Action by Written Consent. Any action may be taken by the Members without a meeting if authorized by the written consent of the Members holding Voting Units sufficient to approve such action pursuant to the terms of this Agreement. In no instance where action is authorized by written consent will a meeting of Members be required to be called or notice be required to be given; provided, however, that a copy of the action taken by written consent must be promptly sent to all Members holding Voting Units and filed with the records of the Company.

(c) Quorum; Voting. For any meeting of Members, the presence in person or by proxy of Members owning Voting Units representing at least a Majority Interest shall constitute a quorum for the transaction of any business. On all matters submitted to a vote or written consent of the Members, the Members holding Voting Units shall be entitled to vote on such matter, together as one class. Except as otherwise provided in this Agreement including Section 6.3(b), the affirmative vote of Members owning Voting Units representing at least a Majority Interest shall constitute approval of any action.

3.3 Liability of Members. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

3.4 Power to Bind the Company. No Member (acting in its capacity as such) shall have any authority to bind the Company to any third party with respect to any matter except pursuant to a resolution expressly authorizing such action, which resolution is duly adopted by the Board by the affirmative vote or written consent required for such matter pursuant to this Agreement or the Act.

3.5 Competitive Opportunities.

(a) To the fullest extent permitted by applicable Law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to (a) any Member, (b) any of their respective Affiliates (including their respective investors and equityholders, and any associated Persons or investment funds or any of their respective portfolio companies or investments), or (c) any of the respective officers, managers, directors, agents, shareholders, members, and partners of any of the foregoing, including any such Person acting as a director of the Parent at the request of such Member (each, a “Business Opportunities Exempt Party”). The Company and each of the Members, on its own behalf and on behalf of their respective Affiliates and equityholders, hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Business Opportunities Exempt Party and irrevocably waives any right to require any Business Opportunity Exempt Party to act in a manner inconsistent with the provisions of this Section 3.5. No Business Opportunities Exempt Party who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Parent, the Company or any of their respective Subsidiaries, Affiliates or equityholders shall have any duty to communicate or offer such opportunity to the Company and none of the Parent, the Company or any of their respective Subsidiaries, Affiliates or equityholders will acquire or be entitled to any interest or participation in any such transaction, agreement, arrangement or other matter or opportunity as a result of participation therein by a Business Opportunity Exempt Party. This Section 3.5 shall not apply to, and no interest or expectancy of the Company is renounced with respect to, any opportunity offered to any director of the Parent if such opportunity is expressly offered or presented to, or acquired or developed by, such Person solely in his or her capacity as a director or officer of the Parent.

(b) In furtherance of the foregoing, to the fullest extent permitted by applicable Law, neither the Investor Members nor any of their respective Affiliates (or partner, officer, employee, investor, or other representative of any of the foregoing Persons) shall be liable to the Parent, the Company or any other Person for any claim arising out of, or based upon, (i) the investment by the Investor Members or any of their respective Affiliates (or partner, officer, employee, investor, or other representative of any of the foregoing Persons) in any entity competitive with the Parent, the Company or any of their respective Subsidiaries, or (ii) actions taken by any partner, officer, employee or other representative of the Investor Members or any of their respective Affiliates to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Parent, the Company or its Subsidiaries.

(c) No amendment or repeal of this Section 3.4 shall apply to or have any effect on the liability or alleged liability of any Business Opportunities Exempt Party or any Person described in Section 3.4 for or with respect to any opportunities of which any such Person becomes aware prior to such amendment or repeal. Any Person purchasing or otherwise acquiring any interest in any Units shall be deemed to have notice of and consented to the provisions of this Section 3.5. Neither the amendment or repeal of this Section 3.5, nor the adoption of any provision of this LLC Agreement inconsistent with this Section 3.5, shall eliminate or reduce the effect of this Section 3.5 in respect of any business opportunity first identified or any other matter occurring, or any cause of action that, but for this Section 3.5, would accrue or arise, prior to such amendment, repeal or adoption. No action or inaction taken by any Business Opportunities Exempt Party or any Person described in Section 3.5(b) in a manner consistent with this Section 3.5 shall be deemed to be a violation of any fiduciary or other duty owed to any Person.

ARTICLE IV

THE BOARD AND OFFICERS

4.1 Management by the Board of Directors.

(a) General. Subject to such matters that are expressly reserved hereunder to any Members for decision, the business and affairs of the Company shall be managed by a board of directors (the “Board”), which shall be responsible for policy setting, approving the overall direction of the Company and making all decisions regarding the business and affairs of the Company. It is the intent of the parties hereto that each director (“Director”) of the Company shall be deemed to be a “manager” of the Company (as defined in Section 18- 101(10) of the Act) for all purposes under the Act. The Board shall consist of such number of Directors as determined in accordance with Section 4.1(b).

(b) Board Designation Rights. The Board shall consist of one (1) Director who shall be appointed by the Parent Members; provided, that the Director shall at all timed be a U.S resident.

(c) Initial Directors. The initial Directors of the Company, including the Chairman of the Board, are set forth on Schedule B hereto.

(d) Removal. Only the Member(s) entitled to designate a specific Director may remove such Director, at any time and from time to time, with or without cause (subject to applicable Law), in such Member(s)’ sole discretion, and such Member(s) shall give written notice of such removal to the Board.

(e) Resignation. Any Director may resign at any time by giving written notice to the Board. The resignation of any Director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(f) Vacancies. If at any time a vacancy is created on the Board by reason of the death, removal or resignation of any Director, a designee shall be appointed to fill such vacancy or vacancies by the Member(s) entitled to appoint such Director pursuant to Section 4.1(b).

4.2 Meetings of the Board.

(a) Frequency. The Board shall meet at such times and at such places (outside Canada) as may be necessary for the Company’s business as determined by the Board pursuant to Section 4.2(c).

(b) Quorum. The presence at the meeting of all of the Directors then in office shall constitute a quorum at any meeting of the Board or any committee thereof. If a quorum is not present at a meeting that has been duly called pursuant to Section 4.2(c) (a “Suspended Meeting”), any Director present at such meeting may adjourn the meeting and give written notice to the other Directors at his or her address (which may include his or her email address) of the time and place at which such meeting shall be reconvened (a “Reconvened Meeting”), which notice shall include a copy of the agenda with respect to such Suspended Meeting. The only business that may be conducted at such Reconvened Meeting is the business specifically set forth in the original agenda for the Suspended Meeting.

(c) Notice; Waiver of Notice. Meetings of the Board or any committee thereof may be called for by the Chairman of the Board or any other Director. Notice of any special meeting of the Board or any committee thereof shall be given at least twenty-four (24) hours prior to any meeting by written notice to each Director at his or her address (which may include his or her email address) including the time and place of such meeting. Notice of any Board or committee meeting may be waived by any Director before but not after such meeting.

(d) Required Vote. Each Director shall receive one (1) vote on all matters that are subject to approval of the Board or any committee thereof. All actions of the Board or any committee thereof shall require the affirmative vote of a majority of votes cast by all the Directors present at a meeting at which there is a quorum. Any reference in this Agreement to the affirmative vote of a majority of the Directors shall be deemed to mean a majority of the votes cast by all Directors present at a meeting at which there is a quorum.

(e) Electronic Meetings. Meetings of the Board or any committee thereof may be conducted in person or by conference telephone, videoconference or other electronic communication facilities and each Director shall be entitled to participate in any meeting of the Board or committee thereof (whether or not conducted in person) by telephone, videoconference or electronic communication facilities; provided that all Directors are not present in Canada at the time of the meeting.

(f) Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all the Directors entitled to vote thereon consent thereto in writing; provided that all Directors shall not be present in Canada at the time such consent is executed; provided, further that any written consent for the sole purpose of approving Distributions on the Preferred Units shall only require the consent of a majority of the Directors then in office. In no instance where action is authorized by written consent will a meeting of the Board or any committee thereof be required to be called or notice be required to be given. A copy of any action taken by written consent of the Board must be sent to all Directors who did not execute such consent within two (2) Business Days of the execution thereof and filed with the records of the Company.

(g) Compensation; Reimbursement. Except as otherwise determined by the Board, Directors shall not receive any stated salary from the Company or any Company Subsidiary for services in their capacities as Directors; provided that nothing contained herein shall be construed to preclude any Director from serving the Parent Members in any other capacity and receiving compensation therefor. The Company or a Company Subsidiary shall reimburse each Director for the reasonable travel and accommodation costs incurred by such Director to attend meetings of the Board or any committee thereof.

4.3 Power to Bind Company. No Director (acting in his or her capacity as such) shall have any authority to bind the Company to any third party with respect to any matter except pursuant to a resolution expressly authorizing such action, which resolution is duly adopted by the Board by the affirmative vote or written consent required for such matter pursuant to this Agreement.

4.4 Officers and Related Persons. Subject in each case to the consent rights of any Members under this Agreement:

(a) Authority. The Board shall have the authority to appoint and terminate officers of the Company, and the Board shall take all necessary actions to cause such appointment or termination of such officers. The Board shall have the authority to retain and terminate agents and consultants of the Company and to delegate such duties to any such officers, agents and consultants as the Board deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

(b) General. The officers of the Company shall be chosen by the Board or a duly authorized committee thereof. The Board or a duly authorized committee thereof may, as it deems appropriate, choose a Chairman, a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Operating Officer, a Treasurer, a Secretary, and one or more Vice Presidents (and, in the case of each Vice President, with such descriptive title, if any, as the Board or a duly authorized committee thereof shall determine), Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by Law. The officers of the Company need not be Members or Directors of the Company.

(c) Election. The Board or a duly authorized committee thereof shall elect the officers of the Company. The officers of the Company and the offices they hold as of the date hereof shall be as set forth on Schedule B hereto. The officers of the Company shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board or a duly authorized committee thereof; and all officers of the Company shall hold office until their successors are chosen, or until their earlier death, disability, resignation or removal. Any officer elected by the Board or a duly authorized committee thereof may be removed at any time, with or without cause, by the affirmative vote of the Board or a duly authorized committee thereof. Any vacancy occurring in any office of the Company shall be filled by the Board or a duly authorized committee thereof. No officers of the Company shall receive any stated salary from the Company or any Company Subsidiary for services in their capacity as an officer of the Company. The Board or a duly authorized committee thereof may delegate such duties to any such officers, agents and consultants of the Company as the Board or a duly authorized committee thereof deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

4.5 Committees. The Board may designate one (1) or more committees, with each committee to consist of one or more of the Directors. The Board may designate one (1) or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. Any committee, to the extent permitted by Law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company. Each committee shall keep regular minutes and report to the Board when required.

4.6 Reliance by Third Parties. Persons dealing with the Company are entitled to rely conclusively upon the power and authority of the Board.

4.7 Waiver of Fiduciary Duties. Subject to compliance with the express terms of this Agreement, the Members expressly intend, acknowledge and agree that, to the fullest extent permitted by applicable Law, neither any Member nor any Director is under any obligation to consider the separate interests of the Company, any Company Subsidiary, the Members or any other Person in deciding whether to take or approve (or decline to take or approve) any actions. In furtherance of the foregoing, notwithstanding anything to the contrary in this Agreement, to the fullest extent permitted by applicable Law, no Member, Director or any of their respective Covered Persons, shall be subject to any fiduciary duties or similar duties, at law or in equity, to the Company, any Company Subsidiary, any Member, any Director or any other Person, provided that nothing contained in this Section 4.7 negates, modifies or otherwise affects any of the rights, obligations or duties of any officer (other than any officer that is a Director, who shall be subject to this proviso in his or her capacity as an officer but not in his or her capacity as a Director) of the Company or any Company Subsidiary; provided, however, nothing in this Section 4.7 shall eliminate the implied contractual covenant of good faith and fair dealing.

ARTICLE V

CAPITAL STRUCTURE AND CONTRIBUTIONS

5.1 Capital Structure.

(a) General. Subject to the terms of this Agreement, (i) the Company is authorized to issue equity interests in the Company designated as “Units,” which shall constitute limited liability company interests under the Act and shall include, initially, Common Units and Preferred Units, and (ii) subject to the consent rights of any Members under this Agreement, the Board or a duly authorized committee thereof is expressly authorized, by resolution or resolutions, to create and to issue, out of authorized but unissued Units, different classes, groups or series of Units and fix for each such class, group or series such voting powers, full or limited or no voting powers, and such distinctive designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions as determined by the Board or a duly authorized committee thereof. Subject to the consent rights of any Members under this Agreement, the Board, or a duly authorized committee thereof, shall have the authority to issue such number of Units of any class, series or tranche pursuant to clauses (i) and (ii) of the immediately preceding sentence as the Board or such committee shall from time to time determine.

(b) Common Units. The Common Units shall have such rights to allocations and Distributions as may be authorized and set forth under this Agreement. The relative rights, powers, preferences, duties, liabilities and obligations of holders of the Common Units shall be as set forth herein. Each holder of Common Units shall be entitled to vote, in person or by proxy, on a pro rata basis in accordance with the Voting Percentage for each Member as of the applicable date and time on all matters upon which Members have the right to vote as set forth in this Agreement and provided under the Act.

(c) Preferred Units. The Preferred Units shall have such rights to allocations and Distributions as may be authorized and set forth under this Agreement. The relative rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Preferred Units shall be as set forth in Article VI herein. No Holder shall have any rights to notice of, to attend at or to vote at any meetings or in respect of matters upon which Members have the right to vote as set forth in this Agreement and provided under the Act, except as expressly set forth herein or as otherwise from time to time required under the Act. The Preferred Units shall, with respect to the distribution of assets and rights upon a Liquidation, distribution and dividend rights, redemption rights and all other rights and preferences, rank senior to the Common Units as set forth in this Agreement.

(d) Issuance of Additional Units. Subject to the consent rights of any Members under this Agreement, the Company is authorized to issue Units to any Person at such prices per Unit as may be determined by the Board or a duly authorized committee thereof and in exchange for contributions of cash or property, the provision of services or such other consideration as may be determined by the Board or a duly authorized committee thereof. The number of Units held by each Member shall not be affected by any issuance by the Company of Units to other Members.

(e) No Certificates. The Units shall be uncertificated and recorded in the books and records of the Company.

(f) Unit Schedule. The number and type of Units issued to Members shall be listed on Schedule A hereto, which shall be amended from time to time by the Board or any officer of the Company as required to reflect issuances of Units, the admission of any Substitute Members, the acquisition of additional Units by any Member, the Transfer of Units, the redemption, repurchase or forfeiture of Units and the cessation or withdrawal of Members, each as permitted or required by the terms of this Agreement.

5.2 No Withdrawal of Capital Contributions. Except upon a Liquidation of the Company effected in accordance with Article XI and Article XII, no Member shall have the right to withdraw its Capital Contributions from the Company.

5.3 No Additional Capital Contributions. No Member shall be obligated to make any additional Capital Contributions or provide any additional funding to the Company (whether in the form of loans, repayments of loans or otherwise). Except with the approval of the Board, no Member shall be permitted to make any additional Capital Contribution to the Company.

5.4 Maintenance of Capital Accounts.

(a) The Company shall be treated as a disregarded entity for U.S. federal, state and local tax purposes. In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes, the Company shall establish and maintain a capital account (“Capital Account”) for each Member in accordance with the following provisions:

(i) to each Member’s Capital Account there shall be credited (x) such Member’s contributions of cash and the fair market value of any property, (y) such Member’s distributive share of items of income or gain which are specifically allocated to such Member and (z) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member that such Member is considered to assume or take subject to; and

(ii) to each Member’s Capital Account there shall be debited (x) the amount of money and the fair market value of any property distributed to such Member pursuant to any provision of this Agreement, (y) such Member’s distributive share of items of expense or loss which are specifically allocated to such Member and (z) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company that the Company is considered to assume or take subject to.

(b) In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes, this Section 5.4 and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Regulations promulgated under Code Section 704(b), including Regulations Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Regulations. In determining the amount of any liability for purposes of calculating Capital Accounts, there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and Regulations. The Members’ Capital Accounts will normally be adjusted on an annual or other periodic basis as determined by the Board, but the Capital Accounts may be adjusted more often if a new Member is admitted to the Company or if circumstances otherwise make it advisable in the judgment of the Board. If any Unit or other interest in the Company (or portion thereof) is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent such Capital Account is attributable to such transferred Unit or other interest in the Company (or portion thereof).

ARTICLE VI

PREFERRED UNIT TERMS

Preferred Units shall be authorized for issuance with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

6.1 Definitions

In this Article VI and elsewhere in this Agreement, the following terms shall have the following meanings:

(a) “acting jointly or in concert” shall have the meaning given to it in section 1.9 of NI 62- 104.

(b) “Bankruptcy Proceeding” shall mean, with respect to any Person:

(i) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of such Person or its debts, or of a substantial part of its assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar Law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Person or any of its Subsidiaries or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered; or

(ii) such Person or any of its Subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar Law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (a) of this definition, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for such Person or any of its Subsidiaries or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing.

(c) “beneficial ownership”, “beneficial owner” and “beneficially owned” shall have the meaning given in section 1.8 of NI 62-104.

(d) “Capital Reorganization” shall have the meaning set forth in Section 6.5(f)(iv).

(e) “CDS” shall mean CDS Clearing and Depository Services Inc. or its successor or any other depository at such time in respect of the Real Common Shares.

(f) “Change of Control” shall mean the occurrence of any of the following:

(i) the direct or indirect sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of Parent and its Subsidiaries, taken as a whole, to any Person (other than to Parent or to any wholly-owned Subsidiary of Parent), or (ii) a plan or scheme of arrangement, merger, amalgamation, consolidation, share sale or other transaction or series of related transactions, in which all or substantially all of the Real Common Shares are exchanged for, converted into, acquired for, or constitute solely the right to receive, other securities, cash or other property that would result in the Persons who beneficially own, directly or indirectly, 100% of the issued and outstanding Real Common Shares (including any Real Common Shares or other voting shares of Parent that would be beneficially owned by such Persons on an as-converted, as-exercised or as-exchanged basis) as of immediately prior to such transaction ceasing to beneficially own, directly or indirectly, at least a majority of the issued and outstanding Real Common Shares or outstanding common equity securities of the surviving entity (including any Real Common Shares, common equity securities or voting shares that would be beneficially owned by such Persons on an as-converted, as-exercised or as- exchanged basis) immediately following the completion of such transaction or series of related transactions; or

(ii) the consummation of any transaction or series of related transactions (including pursuant to a merger, amalgamation or consolidation), the result of which is that any Person, including any Persons acting jointly or in concert with such Person, becomes the beneficial owner, directly or indirectly, of shares of Parent’s common equity representing more than 50% of the voting power of all of Parent’s then- outstanding common equity (including any common equity beneficially owned by such Person on an as-converted, as- exercised or as-exchanged basis); provided that, for purposes of the foregoing sentence, “beneficial ownership” shall be calculated in accordance with NI 62-104.

(g) “close of business” shall mean 5:00 p.m. (Toronto time) on a Business Day.

(h) “Closing Sale Price” of Real Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the Stock Exchange or, if Real Common Shares are not traded on a Stock Exchange, then an amount determined to be the fair market value of a Real Common Share by an Independent Financial Advisor retained by the Company for such purpose, acting reasonably. If Real Common Shares are traded on more than one Stock Exchange, the price information used to determine the Closing Sale Price shall be the price information in respect of the Stock Exchange on which the aggregate trading volume was the highest as of such date (converted, as applicable, to Canadian dollars at the FX Rate).

(i) “Delivery Time” shall have the meaning set forth in Section 6.5(d).

(j) “Exchange Condition” shall have the meaning set forth in Section 6.5(a).

(k) “Exchange Date” shall mean the Optional Exchange Date or the Forced Exchange Date, as applicable.

(l) “Exchange Price” shall mean with respect to each Preferred Unit, CAD $1.52, as may be adjusted from time to time in the manner set forth herein.

(m) “Exchange Rate” shall have the meaning set forth in Section 6.5(a).

(n) “Ex-Date” means the first date on which Real Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from Parent or, if applicable from the seller of Real Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

(o) “Forced Exchange” shall have the meaning set forth in Section 6.5(c).

(p) “Forced Exchange Date” shall have the meaning set forth in Section 6.5(c).

(q) “Forced Exchange Event” shall have the meaning set forth in Section 6.5(c).

(r) “Forced Exchange Notice” shall have the meaning set forth in Section 6.5(c).

(s) “Forced Exchange Notice Date” shall have the meaning set forth in Section 6.5(c).

(t) “FX Rate” means the foreign exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada at approximately 4:30 p.m. Eastern Time on the Business Day immediately preceding the applicable date of redemption, payment or other determination, as applicable; provided, however, that if the foregoing exchange rate ceases to be published, then the exchange rate will be such replacement exchange rate as may be selected by the Board in good faith.

(u) “Independent Financial Advisor” shall mean an appraisal or investment banking firm of internationally recognized standing; provided, however, that such a firm shall not be an Affiliate of the Company and shall be reasonably acceptable to the Holders representing the Requisite Holder Consent outstanding at the time of engagement by the Company.

(v) “Issue Date” shall mean the original date of issuance of the Preferred Units.

(w) “Junior Shares” shall mean the Real Common Shares and each other equity security of Parent established after the Issue Date, the terms of which do not expressly provide that such class or series ranks senior to the Real Common Shares.

(x) “Junior Units” shall mean the Common Units and each other class of Units established after the Issue Date by the Board, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Preferred Units as to distribution rights or rights upon a Liquidation of the Company.

(y) “Liquidation Preference” shall mean, with respect to each Preferred Unit, CAD $1.52 (as may be adjusted from time to time in the manner set forth herein), plus any declared and unpaid dividends, including the Distributions payable pursuant to Section 6.2.

(z) “Market Disruption Event” shall mean any suspension of, or limitation imposed on, trading of the Real Common Shares by any exchange or quotation system on which the Closing Sale Price is determined (the “Relevant Exchange”) during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per Real Common Share, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to the Real Common Shares or options contracts relating to the Real Common Shares on the Relevant Exchange.

(aa) “Market Capitalization” shall mean the total dollar market value of the Parent’s outstanding shares of stock, calculated by multiplying the total number of the Parent’s outstanding shares on a fully diluted basis by the current market price of one share as of the day immediately prior to the date of determination.

(bb) “NI 62-104” shall mean National Instrument 62-104 Take-Over Bids and Issuer Bids implemented by the members of the Canadian Securities Administrators.

(cc) “Officer” shall mean any duly appointed officer of the Company.

(dd) “opening of business” shall mean 9:00 a.m. (Toronto time).

(ee) “Optional Exchange Date” shall have the meaning set forth in Section 6.5(a).

(ff) “Optional Exchange Notice” shall have the meaning set forth in Section 6.5(a).

(gg) “Optional Exchange Notice Date” shall have the meaning set forth in Section 6.5(a).

(hh) “Parity Units” shall mean any class of Units established after the Issue Date by the Board, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Units as to distribution rights or rights upon a Liquidation of the Company.

(ii) “Recipient” shall have the meaning set forth in Section 6.5(d)(i).

(jj) “Reference Property” shall have the meaning set forth in Section 6.5(f)(iv).

(kk) “Requisite Holder Consent” shall mean, (a) so long as the Investor Members hold any Preferred Units, the vote or consent of Investor Members representing a majority of the Preferred Units owned by the Investor Members and (b) thereafter, the vote or consent of Holders representing a majority of the Preferred Units owned by the Holders.

(ll) “Securities Representations” shall mean, for a prospective exchange of Preferred Units for Real Common Shares by a Holder, a written representation by such Holder in favor of the Company and Parent (and enforceable by the Company or Parent against such Holder) that such Holder: (a) is resident in Canada at the time of the exchange and is not exercising the exchange by or on behalf of a U.S. Person; (b) is resident in a jurisdiction outside of Canada, is not exercising the exchange in the United States or by or on behalf of a U.S. Person and will acquire Real Common Shares pursuant to an exemption from any prospectus or securities registration or similar requirements under the applicable securities laws of such jurisdiction or any other securities laws to which such Holder is otherwise subject and such exchange would not result in any obligation of Parent or the Company to prepare and file a prospectus, an offering memorandum or similar document or any obligation of Parent or the Company to make any filings with or seek any approvals of any kind from any regulatory body in such jurisdiction or any other ongoing reporting requirements with respect to such exchange or otherwise; or (c) if in the United States, such Holder is, or if the exchange is being exercised on behalf of, a U.S. Person, then such U.S. Person is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act or is otherwise permitted to acquire Real Common Shares pursuant to an available exemption from registration under the Securities Act and applicable state securities laws at the time of such exchange.

(mm) “Senior Units” shall mean each class of Units established after the Issue Date by the Board, the terms of which expressly provide that such class or series will rank senior to the Preferred Units as to distribution rights or rights upon a Liquidation of the Company.

(nn) “Stock Exchange” shall mean any Canadian or United States nationally recognized stock exchange on which the Parent has applied to list its Real Common Shares or any other securities.

(oo) “Trading Day” shall mean a Business Day during which trading in securities generally occurs on the Stock Exchange and on which there has not occurred a Market Disruption Event; provided that if Real Common Shares are not traded on any Stock Exchange, “Trading Day” shall mean a Business Day.

(pp) “Trigger Event” shall have the meaning set forth in Section 6.5(f)(vii).

(qq) “TSXV” shall mean the TSX Venture Exchange or any successor thereto.

(rr) “U.S. Person” means a U.S. person as defined in Rule 902(k) of Regulation S under the Securities Act.

(ss) “VWAP” shall mean, with respect to any period, the per share volume-weighted average trading price of Real Common Shares on the Stock Exchange in respect of the relevant period from the open of trading on the first Trading Day in such period until the close of business on the last Trading Day of such period, as converted into U.S. dollars at the applicable FX Rate on such applicable Trading Day; provided that if such volume-weighted average price is unavailable, the market price of one Real Common Share on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained for such purpose by the Company, acting reasonably.

6.2 Distributions

(a) [Intentionally Omitted].

(b) Any distributions pursuant to this Section 6.2 made in error or in violation of Section 18- 607 of the Act will, upon demand by the Board, be returned to the Company.

(c) [Intentionally Omitted].

(d) If the Parent declares and pays a dividend (or makes any other similar payment or distribution) to its shareholders, the Parent shall simultaneously therewith declare and pay, as applicable, to the Members holding Preferred Units the same dividend per Preferred Unit that such Person would receive is he, she or it were to exchange such Preferred Unit, in whole or in part, for Real Common Shares pursuant to Section 6.5 (it being understood and agreed that the applicable Member need not actually exchange any Preferred Unit, in whole or in part, for Real Common Shares in order to receive such dividend, payment or distribution). In furtherance of the foregoing, the Company, the Board and all of the Members shall execute such documents and instruments and take such action as may be reasonably required to carry out the right of the Members holding Preferred Units set forth in this Section 6.2(d).

6.3 Voting and Protective Provisions

(a) Holders shall not have any rights to notice of, to attend at or to vote at any meetings of the members of the Company (a “Meeting”) except as set forth in this Section 6.3 or as otherwise from time to time required by applicable Law.

(b) So long as the Investor Members hold any Preferred Units, in addition to any other vote or consent of members required by applicable Law or otherwise set forth herein, the affirmative vote or consent of the Investor Members representing at least a majority of the Preferred Units held by the Investor Members, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating the actions set forth below, whether by amendment to this Agreement, by merger, consolidation or otherwise:

(i) any issuance, authorization or creation of, or any increase by the Company in the issued or authorized amount of, any (A) class or series of Parity Units or Senior Units (whether by reclassification of other Units into Parity Units or Senior Units, or otherwise), or (B) any equity or debt security that is convertible into, exercisable for, exchangeable for or representing the right to purchase any class or series of Parity Units or Senior Units;

(ii) (A) any issuance or any increase in the number of issued or authorized Preferred Units or any reissuance thereof (whether by reclassification of other Units into Preferred Units, or otherwise) or (B) any issuance of any equity or debt security that is convertible into, exercisable for, exchangeable for or representing the right to purchase any Preferred Units;

(iii) any exchange, reclassification or cancellation of the Preferred Units, other than as provided in this Article VI;

(iv) any amendment, modification, alteration or repeal of, or supplement to (A) the Certificate of Formation or this Agreement that would adversely affect any rights, preferences, privileges or powers of the Preferred Units or any Holder, and (B) in any event, Sections 2.3, 2.5, 2.6, 2.7, 2.9, 3.3, 3.5, 5.3, 5.4, 14.14, or 14.18 or Article IV, Article VI, Article VII, Article VIII, Article IX, Article X, Article XII, Article XIII or in each case, the definitions relating thereto;

(v) any adoption or consummation of a voluntary plan or proposal for the Liquidation of the Company;

(vi) any of the actions described in clause (b) of the definition of Bankruptcy Proceeding with respect to the Company or any of its Subsidiaries;

(vii) any actions to be taken by the Company Representative or the Board under Section 7.1 or 8.3, other than as expressly permitted therein;

(viii) any actions that are not in compliance with Section 2.3 or Section 6.3(b);

(ix) any distribution by the Company or Parent, including any distribution on Real Common Shares (other than any dividend or distribution (x) that would result in an adjustment to the Exchange Price pursuant to Section 6.5(f)(i)-(iv));

(x) engage in any business unrelated to the activities set forth in Section 2.3;

(xi) enter into any arrangement, agreement or understanding with (A) Parent or any of its directors, officers or employees, (B) any Director or any Officer or (C) any Affiliate or family member of any of the foregoing, except for any arrangement, agreement or understanding that is otherwise not prohibited by this Agreement and is on arm’s-length terms;

(xii) have any Indebtedness or otherwise assume or guarantee or become obligated for the debts of any other Person, or hold out itself or its credit or assets as being available to satisfy the obligations of any other Person, in each case, except as otherwise imposed by Law;

(xiii) make loans to any Person or hold evidence of indebtedness issued by any other Person (other than cash and investment-grade securities issued by an entity that is not an Affiliate of or subject to common ownership with such entity);

(xiv) form, acquire or hold any Subsidiary;

(xv) acquire or own any assets or property;

(xvi) pledge its assets to secure the obligations of itself or any other Person;

(xvii) transfer any of its assets or any right or interest therein; or

(xviii) have contingent or actual obligations.

(c) In exercising the voting rights set forth in Section 6.3(b), each Holder shall be entitled to one vote for each Preferred Unit owned by it.

(d) Meetings of the Holders may be called by Company and shall be held upon not less than five (5) Business Days nor more than sixty (60) days’ prior written notice of the time and place of such meeting delivered to each Holder entitled to vote on any matter to be voted upon, in the manner provided in Section 14.1. Notice of any meeting may be waived by any Holder before or after any meeting. Meetings of the Holders may be conducted in person or by conference telephone, videoconference or webcast facilities. For any meeting of Holders entitled to vote on any matter to be voted upon, the presence in person or by proxy of Holders representing at least a majority of the issued and outstanding Preferred Units entitled to vote thereon shall constitute a quorum for the transaction of any business. The affirmative vote of Holders representing at least a majority of the issued and outstanding Preferred Units entitled to vote thereon shall constitute approval of any action.

(e) Any action may be taken by the Holders without a meeting if authorized by the written consent of the Members holding Preferred Units sufficient to approve such action pursuant to the terms of this Agreement. In no instance where action is authorized by written consent will a meeting of Members be required to be called or notice be required to be given; provided, however, that a copy of the action taken by written consent must be promptly sent to all Holders and filed with the records of the Company.

6.4 Liquidation Rights

(a) In the event of any Liquidation of the Company, whether voluntary or involuntary, each Holder shall be entitled to receive, in respect of each Preferred Unit held by it, and to be paid out of the assets of the Company (or, if the Company does not have sufficient assets to pay the entire Liquidation Preference, the assets of the Parent) available for distribution to the Company’s members in preference to the holders of, and before any payment or distribution is made on, or assets set aside for, any Junior Share or Junior Units, the Liquidation Preference to which such Holder is entitled.

(b) In the event of any Liquidation of Parent, whether voluntary or involuntary, and whether or not there is a subsequent or concurrent Liquidation of the Company, each Holder shall be entitled to receive, in respect of each Preferred Unit held by it, and to be paid out of the assets of the Company (or, if the Company does not have sufficient assets to pay the entire Liquidation Preference, the assets of the Parent) available for distribution to the Company’s members in preference to the holders of, and before any payment or distribution is made on, or assets set aside for, any Junior Shares or Junior Units, the Liquidation Preference to which such Holder is entitled. In furtherance of the foregoing, the Company, the Board and all of the Members shall execute such documents and instruments and take such action as may be reasonably required to carry out the right of the Members holding Preferred Units set forth in this Section 6.4(b).

(c) Other than in connection with the Liquidation of its business, (i) neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company or Parent or (ii) the merger or consolidation of the Company or Parent into or with any other Person, in each case shall be deemed to be a Liquidation, voluntary or involuntary, for the purposes of this Section 6.4.

(d) After the payment in full to the Holders of the amounts provided for in this Section 6.4, the Holders as such shall have no right or claim to any of the remaining assets of the Company in respect of their ownership of such Preferred Units. After the payment in full to the Holders of the amounts provided for in this Section 6.4, the Preferred Units shall be deemed to be redeemed for such amounts and automatically canceled, all distributions on the Preferred Units shall cease to accrue and all other rights with respect to the Preferred Units, including the rights, if any, to receive notices, will terminate.

(e) In the event the assets of the Company available for distribution to the Holders upon any Liquidation of the Company or Parent, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to this Section 6.4 and the liquidating distributions payable to all holders of any Parity Units, the amounts distributed to the Holders and to the holders of all such Parity Units shall be paid, equally and ratably, in proportion to the full distributable amounts for which Holders of all Preferred Units and holders of any Parity Units are entitled upon such Liquidation assuming sufficient funds are available for the payment thereof in full and, for the avoidance of doubt, no such distribution shall be made on account of any Junior Shares or Junior Units. For the avoidance of doubt, no provision of this Section 6.4 shall prejudice or otherwise adversely affect the rights of Holders under the Exchange Agreement or the Guarantee Agreement, including to collect from Parent under the Guarantee Agreement all amounts to which such Holders are entitled pursuant to this Section 6.4.

6.5 Exchange

(a) The Holders shall have the right to exchange their Preferred Units, in whole or in part, for that number of whole Real Common Shares for each Preferred Unit equal to the quotient of (X) the Liquidation Preference then in effect, divided by (Y) the Exchange Price then in effect (such quotient, as applicable, the “Exchange Rate”), with such adjustment or cash payment for fractional shares as the Company may elect pursuant to Article VI. To exchange Preferred Units for Real Common Shares pursuant to this Section 6.5(a), such Holder shall give written notice (the “Optional Exchange Notice”) to the Company, which Optional Exchange Notice may, at the Holder’s discretion, be subject to one or more conditions precedent, including the completion of a Change of Control or other corporate transaction, as such Holder may specify (an “Exchange Condition”), signed and dated by such Holder or its duly authorized attorney or agent, stating that such Holder elects to so exchange Preferred Units and shall state therein:

(i) the number of Preferred Units to be exchanged;

(ii) the name or names in which such Holder wishes Real Common Shares to be delivered;

(iii) the Holder’s computation of the number of Real Common Shares to be received by such Holder;

(iv) the date on which the exchange shall be consummated (the “Optional Exchange Date”), being a Business Day not less than two (2) nor more than fifteen (15) Business Days after the date upon which the Optional Exchange Notice is received by the Company (such date of receipt, the “Optional Exchange Notice Date”) so long as and until any Exchange Condition is satisfied;

(v) the Exchange Price on the Optional Exchange Date; provided that should a Holder require Parent to provide the current Exchange Price, the Company shall cause Parent to promptly (and in any event within three (3) Business Days) provide the Holder with the current Exchange Price; and

(vi) the Securities Representations.

(b) If no Optional Exchange Date is specified in the Optional Exchange Notice, the Optional Exchange Date shall be deemed to be the fifteenth (15th) Business Day after the Optional Exchange Notice Date, subject to the satisfaction of any applicable Exchange Condition. If an Optional Exchange Notice is sent by e-mail to the Company by 11:59 p.m. (Toronto time), such notice shall be deemed to have been received by the Company on the same day it is sent.

(c) On the earlier of (i) the listing of Real Common Shares on a nationally recognized stock exchange in the United States, (ii) Parent’s Market Capitalization equaling or exceeding $500,000,000 for a 30 day consecutive trading day period or (iii) immediately prior to a Change of Control (each being a “Forced Exchange Event”), the Company shall have the right to cause all, but not less than all, of the issued and outstanding Preferred Units to be exchanged for that number of whole Real Common Shares for each Preferred Unit equal to the Exchange Rate then in effect (a “Forced Exchange”); provided, however that in order for the Company to exercise such right on the Forced Exchange Date, Real Common Shares are listed and posted for trading on a Stock Exchange and no order ceasing or suspending trading in Real Common Shares or prohibiting the sale or issuance of Real Common Shares has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of the Company or Parent, have been threatened.

To exchange Preferred Units for Real Common Shares pursuant to this Section 6.4(c), the Company shall give not less than forty-five (45) days’ written notice (the “Forced Exchange Notice” and the date of such notice, the “Forced Exchange Notice Date”) to each Holder stating that the Company elects to force the exchange of such Preferred Units pursuant to this Section 6.4(c) and shall state therein (i) the date on which the exchange shall be consummated (the “Forced Exchange Date”), which shall be a date no more than fifteen (15) Business Days following the date that is forty-five (45) days after the Forced Exchange Notice Date, (ii) the number of such Holder’s Preferred Units to be exchanged, if known, (iii) the Exchange Price on the Forced Exchange Date, (iv) the Company’s computation of the number of Real Common Shares to be received by the Holder, and (v) the Securities Representations.

(d) The Company shall deliver, or cause to be delivered, the Real Common Shares due upon exchange of the Preferred Units in accordance with Section 6.5(a) or Section 6.5(c), as applicable, so exchanged as of the Exchange Date (the “Exchange Common Shares”), prior to the commencement of trading on the Stock Exchange on which the Real Common Shares are then listed (the “Delivery Time”):

(i) the Company shall deliver, or cause to be delivered, the Exchange Common Shares (or, following a Capital Reorganization, the Reference Property) due upon exchange of the Preferred Units so exchanged therefor to the Person specified in accordance with Section 6.5(a)(ii) or otherwise notified to the Company as the Person in whose name such Exchange Common Shares or Reference Property is to be delivered (the “Recipient”); and

(ii) if a fraction of a Real Common Share would otherwise be due on exchange of one or more Preferred Units, the Company shall pay to the Holder an amount in cash (computed to the nearest cent) or round up to the nearest whole Real Common Share and deliver such share to the Recipient, in each case as determined in accordance with Section 6.6.

(e) As of the time immediately prior to the Delivery Time on the applicable Exchange Date, distributions shall cease to accrue on the Preferred Units so exchanged, including the rights, if any, to receive notices, will terminate, except only the right of Holders thereof to receive the number of whole Real Common Shares for which such Preferred Units have been exchanged, any cash payment in respect of fractional units in accordance with Section 6.8, and any Reference Property in accordance with Section 6.5(f)(iv). The Recipient shall be treated for all purposes as the record holder of the Exchange Common Shares and, to the extent applicable, Reference Property due upon exchange of the exchanged Preferred Units, as of the Delivery Time on such Exchange Date. Such delivery of Exchange Common Shares and/or Reference Property shall be made, at the option of the Holder by delivering a notice to the Company, either (x) through the facilities of CDS or (y) in certificated form. Any such certificates shall be mailed to the Recipient by mailing certificates evidencing the shares or other Reference Property to the Recipient at the address as set forth in the Optional Exchange Notice (or, in the case of a Forced Exchange Notice or if no such address is specified in an Optional Exchange Notice, in the records of the Company or as set forth in a notice from the Holder to the Company). In the event that a Holder shall not by written notice (in the Optional Exchange Notice or otherwise) to the Company designate the name in which Exchange Common Shares, Reference Property and cash to be delivered upon exchange of Preferred Units should be registered or paid, or the manner in which such Exchange Common Shares, Reference Property or cash should be delivered, the Holder shall be deemed to have selected delivery in certificated form and the Company shall be entitled to register such Exchange Common Shares and Reference Property to, and make such payment in the name of, the Holder and delivered to the address for the Holder shown on the records of the Company.

(f) The Exchange Price shall be subject to the following adjustments (except as provided in Section 6.5(g)):

(i) If, subsequent to the Issue Date, Parent pays a dividend (or other distribution) in Real Common Shares to the holders of Real Common Shares, in their capacity as holders of Real Common Shares, then the Exchange Price in effect immediately prior to the record date for such dividend (or distribution) shall be divided by the following fraction:

OS1

OS0

where

OS0	= the number of Real Common Shares outstanding immediately prior to the close of business on the record date for such dividend or distribution; and

OS1

= the sum of (A) the number of Real Common Shares outstanding immediately prior to the close of business on the record date for such dividend or distribution and (B) the total number of Real Common Shares constituting such dividend or distribution.

Subject to Section 6.5(h), any adjustment pursuant to this clause (i) shall be effective immediately after the close of business on the record date for such dividend or distribution.

(ii) [Intentionally deleted].

(iii) If, subsequent to the Issue Date, Parent subdivides, consolidates, combines or reclassifies Real Common Shares into a greater or lesser number of Real Common Shares, then the Exchange Price in effect immediately prior to the effective date of such share subdivision, consolidation, combination or reclassification shall be divided by the following fraction:

OS1

OS0

where

OS0	= the number of Real Common Shares outstanding immediately prior to the effective date of such share subdivision, consolidation, combination or reclassification; and

OS1	= the number of Real Common Shares outstanding immediately after the opening of business on the effective date of such share subdivision, consolidation, combination or reclassification.

Subject to Section 6.5(h), any adjustment pursuant to this clause (iii) shall be effective immediately upon the effective date of such share subdivision, consolidation, combination or reclassification.

(iv) In the case of: (A) any recapitalization, reclassification or change of Real Common Shares (other than changes provided for in Section 6.5(f)(iii)), (B) any consolidation, merger or combination involving Parent, (C) any sale, lease or other transfer to a third party of the consolidated assets of Parent and its Subsidiaries substantially as an entirety (excluding, in the case of (B) and (C), any transactions which would trigger a Forced Exchange as described in Section 6.5(c) above), or (D) any statutory share exchange, as a result of which Real Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) subsequent to the Issue Date (any such transaction or event referenced in clauses (A)-(D), a “Capital Reorganization”), then, at and after the effective time of such Capital Reorganization, the right to exchange each Preferred Unit shall be changed into a right to exchange such unit into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that the Holder of such Preferred Unit would have received in such Capital Reorganization had such Holder exchanged its Preferred Units into the applicable number of Real Common Shares immediately prior to the effective date of the Capital Reorganization using the Exchange Rate applicable immediately prior to the effective date of such Capital Reorganization (such shares, securities or other property or assets, the “Reference Property”). If the Capital Reorganization causes Real Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the Reference Property into which the Preferred Units will be exchangeable shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Real Common Shares that affirmatively make such an election. The Parent or the Company shall notify Holders of such weighted average as soon as practicable after such determination is made. None of the foregoing provisions shall affect the right of a Holder to exchange its Preferred Units into Real Common Shares pursuant to Section 6.5(a) prior to the effective time of such Capital Reorganization. Notwithstanding Sections 6.5(f)(i) to (iii), no adjustment to the Exchange Price shall be made for any Capital Reorganization to the extent shares, securities or other property or assets become the Reference Property receivable upon exchange of Preferred Units (provided that, for the avoidance of doubt, following any Capital Reorganization, Sections 6.5(f)(i) to (iii) shall apply to any shares or securities constituting Reference Property). The Parent or the Company shall provide at least thirty (30) days’ written advance notice of any Capital Reorganization to each Holder prior to the consummation of such Capital Reorganization, the anticipated effective time thereof and the kind and amount of shares, securities or other property or assets that constitutes Reference Property. This Section 6.5(f)(iv) shall similarly apply to successive Capital Reorganizations and the other provisions of this Section 6.5(f) shall apply to any shares or securities constituting Reference Property in any such Capital Reorganization. The Parent and the Company shall not enter into any agreement for a transaction constituting a Capital Reorganization unless (A) such agreement provides for or does not interfere with or prevent (as applicable) exchange of Preferred Units into the Reference Property in a manner that is consistent with and gives effect to this Section 6.5(f)(iv), and (B) to the extent that Parent is not the surviving corporation in such Capital Reorganization or will be dissolved in connection with such Capital Reorganization, proper provision shall be made in the agreements governing such Capital Reorganization for the exchange of the Preferred Units into stock of the Person surviving such Capital Reorganization or such other continuing entity in such Capital Reorganization.

(v) Notwithstanding anything herein to the contrary, no adjustment under this Section 6.5(f) need be made to the Exchange Price unless such adjustment would require an increase or decrease thereto of at least $0.01. Any lesser adjustment shall be carried forward and shall be made and given effect immediately upon the earliest of the following: (A) at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least $0.01 of the Exchange Price, (B) any Optional Exchange Notice Date or Forced Exchange Notice Date or (C) the date of notice by Parent or the Company to the Holders of any Capital Reorganization as required by Section 6.5(f)(iv).

(vi) After an adjustment to the Exchange Price under this Section 6.5(f), any subsequent event requiring an adjustment to the Exchange Price under this Section 6.5(f) shall cause an adjustment to each such Exchange Price as so adjusted. For the avoidance of doubt, if an event occurs that would trigger an adjustment to the Exchange Price pursuant to this Section 6.5(f) under more than one subsection hereof, such event, to the extent fully taken into account in a single adjustment, shall not result in multiple adjustments hereunder; provided, however, that if more than one subsection of this Section 6.5(f) is applicable to a single event, the subsection shall be applied that produces the largest decrease in the Exchange Price (or if there is no such decrease, if applicable, the smallest increase in the Exchange Price).

(vii) Notwithstanding any other provisions of this Section 6.5(f), rights, options or warrants distributed by Parent to holders of Real Common Shares, in their capacity as holders of Real Common Shares, entitling the holders thereof to subscribe for or purchase shares in the capital of Parent (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (A) are deemed to be transferred with such Real Common Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Real Common Shares, shall be deemed not to have been distributed for purposes of this Section 6.5(f) (and no adjustment to the Exchange Price under this Section 6.5(f) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Price shall be made under Section 6.5(f)(ii). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to an Exchange Price under this Section 6.5(f) was made and (A) any such rights, options or warrants shall all have been redeemed, repurchased or forfeited at a price per right or warrant of less than C$0.0001 without exercise by any holders thereof, or (B) any such rights, options or warrants shall all have expired or been terminated without exercise thereof, such Exchange Price shall be readjusted as if such redeemed, repurchased, forfeited, expired or terminated rights, options or warrants had not been issued. To the extent that Parent has a rights plan or agreement in effect upon exchange of the Preferred Units, which rights plan provides for rights, options or warrants of the type described in this clause, then upon exchange of Preferred Units the Holder will receive, in addition to Real Common Shares to which the Holder is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Exchange Price with respect thereto have been made in accordance with the foregoing.

(viii) Notwithstanding anything to the contrary herein, in no event will the Exchange Price be increased pursuant to this Section 6.5(f), other than pursuant to Section 6.5(f)(iii).

(g) Notwithstanding anything to the contrary in Section 6.5(f), if the Holders are entitled to participate in a distribution or transaction to which Section 6.5(f)(ii) applies as if they held a number of Real Common Shares issuable upon exchange of the Preferred Units immediately prior to such event, without having to exchange their Preferred Units, then no adjustment under Section 6.5 need be made to the Exchange Price.

(h) Notwithstanding anything to the contrary herein, if Parent shall fix a record date for the purpose of determining the holders of its Real Common Shares entitled to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to shareholders) abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in any Exchange Price then in effect shall be required by reason of the fixing of such record date.

(i) Upon any increase or decrease in the Exchange Price, then, and in each such case, the Company promptly (but in any event within five (5) Business Days of any such adjustment) shall deliver to each Holder a certificate signed by an Officer, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Exchange Price then in effect following such adjustment and the effective time thereof.

(j) The delivery of evidence of deposit with CDS (or, if desired by the applicable Holder, certificates) for Real Common Shares upon the exchange of Preferred Units shall each be made without charge to the Holder or recipient of Preferred Units for such evidence or certificates or for any stock transfer or similar tax (other than income or similar taxes) in respect of the issuance or delivery of such evidence or certificates, and such evidence or certificates shall be recorded or delivered, as the case may be, in the respective names of, or in such names as may be directed by, the applicable Holder; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the delivery of any such evidence of, or certificate representing, Real Common Shares in a name other than that of the Holder of the relevant Preferred Units and the Company shall not be required to deliver any such evidence or certificate unless or until the Person or Persons requesting the delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

6.6 No Fractional Shares. No fractional Real Common Shares or securities representing fractional Real Common Shares shall be delivered upon exchange, whether voluntary or mandatory, or in respect of dividend payments made in Real Common Shares on the Preferred Units. Instead, the Company may elect to either make a cash payment to each Holder that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the Trading Day immediately prior to the payment thereof, converted to U.S. dollars at the applicable FX Rate) or, in lieu of such cash payment, round up to the next whole share the number of Real Common Shares to be delivered to any particular Holder upon exchange.

6.7 Uncertificated Units. The issuance of Preferred Units shall be reflected in the books and records of the Company, and shall not be represented by any certificate.

6.8 Miscellaneous.

(a) Preferred Units that have been issued and reacquired by the Company in any manner (upon compliance with any applicable provisions of the laws of Delaware) shall upon such reacquisition be automatically cancelled by the Company and shall not be reissued.

(b) The Preferred Units shall be issuable only in whole units.

(c) All payments required hereunder shall be made by wire transfer of immediately available funds to the Holders in accordance with the payment instructions as such Holders may deliver by written notice to the Company from time to time.

(d) Notwithstanding anything to the contrary herein, whenever the Board, or the board of directors of Parent, is permitted or required to determine fair market value, such determination shall be made reasonably and in good faith.

(e) Notwithstanding any other provision hereof, the Company may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a Holder pursuant to this Article VI shall be considered to be the amount of the payment, distribution, issuance or delivery received by such Holder plus any amount deducted or withheld pursuant to this Section 6.8(e).

(f) Any amendment, modification or alteration of the rights, preferences, privileges or voting powers of the Preferred Units shall, solely to the extent required by the applicable rules and regulations of the TSXV, be subject to the approval of the TSXV for as long as Real Common Shares are listed for trading thereon.

ARTICLE VII

ALLOCATIONS AND DISTRIBUTIONS

7.1 Allocations of Net Profits and Net Losses. The Company shall be treated as a disregarded entity for U.S. federal, state and local tax purposes. In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes:

(a) Allocations to Capital Accounts. Except as otherwise provided herein and after applying Section 7.2, each item of income, gain, loss, deduction and credit of the Company (determined in accordance with U.S. tax principles as applied to the maintenance of capital accounts) shall be allocated among the Capital Accounts of the Members with respect to each Fiscal Year, as of the end of such Fiscal Year, in a manner that after giving effect to Section 7.2 and all distributions through the end of such Fiscal Year, the Capital Account balance of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the amount such Member would receive pursuant to Sections 6.2 and 7.4 if all assets of the Company on hand at the end of such Fiscal Year were sold for cash equal to their book value (as determined for Capital Account purposes), all liabilities of the Company were satisfied in cash in accordance with their terms (limited with respect to each nonrecourse liability (within the meaning set forth in Treasury Regulations Section 1.704-2(b)(3)) to the book value of the assets securing such liability), and all remaining or resulting cash was distributed, in accordance with Sections 6.2 and 7.4, to the Members immediately after making such allocation, minus

(ii) such Member’s share of partnership minimum gain (as defined in Treasury Regulations Section 1.704-2(b)(2)) and member minimum gain (as defined in Treasury Regulation Section 1.704-2(i)), computed immediately prior to the hypothetical sale of assets.

(b) Construction. The allocations set forth in Section 7.1(a) and Section 7.2 are intended to comply with certain requirements of the Regulations. Notwithstanding the other provisions of this Article VII, the Board shall be authorized to make, subject to the rights of the Holders under Section 6.3(b), appropriate amendments to the allocations of items of income, gain, loss, deduction and credit pursuant to this Agreement (i) in order to comply with Section 704 of the Code or applicable Regulations, (ii) to allocate properly items of income, gain, loss, deduction and credit to those Members who bear the economic burden or benefit associated therewith, or (iii) to otherwise cause the Members to achieve the economic objectives underlying this Agreement and the Purchase Agreement as determined by the Board. The Board also shall (A) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704- 1(b)(iv)(g), and (B) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704- 1(b). Without limiting the foregoing, and notwithstanding Section 7.1(a) and Section 7.2, but subject to the Regulatory Allocations, items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Account balances of the Members to be in the amounts (or as close thereto as possible) they would have been if items of income, gain, loss, deduction and credit of the Company had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this shall be accomplished by specially allocating other items of income, gain, loss, deduction and credit of the Company among the Members so that the net amount of Regulatory Allocations and such special allocations to each such Member is zero.

(c) Tax Allocations. All items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members, for federal, state, and local income tax purposes, in the same manner as such income, gain, loss, deduction and credit is allocated among such Members pursuant to Sections 7.1(a) and 7.2 (taking into account Section 7.1(b)) except as may otherwise be provided herein or by the Code, the Regulations, or other applicable Law (in which case the Company’s subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts). The Board shall have the power to make such allocations and to take any and all action necessary under the Code and the Regulations thereunder, or other applicable Law, to effect such allocations.

7.2 Special Allocations. The Company shall be treated as a disregarded entity for U.S. federal, state and local tax purposes. In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes:

(a) Regulatory Compliance. The provisions of Sections 5.4, 7.1, this Section 7.2 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulation Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulation. In furtherance of the foregoing, the provisions of Section 704 of the Code and the Regulations thereunder addressing qualified income offset, minimum gain chargeback requirements and allocations of deductions attributable to nonrecourse debt and partner nonrecourse debt (as defined in Regulation Section 1.704-2(b)(4)), are hereby incorporated by reference (the “Regulatory Allocations”).

(b) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b), Code Section 732(d), or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Regulation.

(c) Other Allocation Rules.

(i) All items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members as provided in this Article VII. If Members are admitted to the Company on different dates during any Fiscal Year, or the interests of the Members fluctuate during a Fiscal Year, items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members for such Fiscal Year in accordance with Code Section 706 and the Regulations thereunder.

(ii) The Members are aware of the income tax consequences of the allocations made by this Article VII and hereby agree to be bound by the provisions of this Article VII in reporting their shares of income and loss for income tax purposes.

7.3 No Right to Distributions. No Member shall have the right to demand or receive Distributions of any amount, except as expressly provided in this Article VII.

7.4 Distributions

(a) General. Distributions shall be made to the Holders in accordance with Section 6.2 and 6.4; provided that, in the case of a Liquidation, any proceeds in respect of such Liquidation shall be distributed as promptly as practicable following receipt thereof.

(b) Method. All distributions within a class of Units shall be pro rata in proportion to the respective Percentage Interests on the applicable record date for such distribution.

(c) [Intentionally omitted.]

(d) Set-Off. The payment of Distributions to a Member pursuant to this Section 7.4 shall not be subject to any set-off, counterclaim, recoupment, defense, or other right that the Company or any Company Subsidiary may have against the Member, other than (i) as otherwise required under applicable Law, or (ii) as expressly contemplated by Sections 7.5(a) and 8.3(e); provided that a Member may, in its sole discretion, elect in writing to direct payment of all or a part of any Distribution to which such Member is entitled to another Person, and may direct payment of all or a part of any Distribution to the Company in satisfaction of any obligation such Member has to the Company. Notwithstanding that a Distribution is offset or payment of such Distribution is directed to another Person, in each case, pursuant to this Section 7.4(d), income shall be allocated as if such Distribution was received by the Member otherwise entitled to receive such Distribution.

7.5 Withholding.

(a) General. The Company is hereby authorized and directed to withhold from any Distribution made to a Member the amount of taxes required to be withheld or paid by the Company under applicable Law with respect to any allocations or Distributions to such Member as levied by any federal, state, local or foreign taxing authority (collectively, “Withholding Taxes”) and to take any and all other actions that it determines to be necessary or appropriate to ensure that the Company and each of the Company Subsidiaries satisfies its withholding, reporting and tax payment obligations under any applicable Law. Notwithstanding the foregoing, if Withholding Tax is payable or levied solely because the Company is, or is deemed to be resident in Canada for tax purposes, the Company and Parent shall indemnify and save the Investor Members harmless for any Withholding Tax, including any interest, penalties and additions to tax related thereto. Subject to the following sentence, any amount withheld pursuant to this Section 7.5(a) or any amounts withheld with respect to payments or allocations to the Company, in each case, in respect of some but not all Members, shall be treated as a Distribution to such Member under Section 7.4(b) or 7.4(c), as applicable, and shall reduce the amount otherwise distributable to such Member thereunder. If Distributions under Section 7.4(b) or 7.4(c) are insufficient to cover the amount of taxes required to be withheld or paid by the Company pursuant to this Section 7.5, the Member to which such taxes relate shall be obligated to indemnify the Company for such taxes in excess of Distributions within 30 days upon receipt notice from the Company demanding such payment. Neither the Company nor the Board shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member and the event of an overwithholding, a Member’s sole recourse shall be to apply for a refund from the appropriate taxing authority; provided, that such overwithholding was done in good faith by the Company. For the avoidance of doubt, the indemnity contained in this Section 7.5(a) shall survive the termination of this Agreement until the expiration of the applicable statute of limitations.

(b) Assistance. The Company shall use commercially reasonable efforts to, upon receipt of a written request from any Member, and at such Member’s sole expense, provide such information to such Member as is reasonably necessary to assist such Member in making any necessary filings, applications or elections to obtain any available exemption from, reduction of or any available refund of, any withholding imposed by any taxing authority with respect to amounts distributable or items of income allocable to such Member hereunder, but only to the extent it would not impose any incremental unreimbursed cost or expense on, or otherwise adversely affect, the Company, the Company Subsidiaries or any other Member (or its respective Affiliates, partners, members, shareholders, or owners). Each Member shall provide all information and forms reasonably requested by the Company in order for the Company to ensure that it and the Company Subsidiaries satisfy the obligations contemplated by Section 7.5(a) and this Section 7.5(b) (and shall reimburse the Company for all reasonable costs and expenses incurred in connection with such obligations that were requested by such Member or its direct or indirect partners, owners or members); provided, that, without limitation of the Company’s right to withhold on Distributions under Section 7.5(a), nothing in Section 7.5 shall require Holder to provide identifying information with respect to its direct or indirect partners, owners or members.

7.6 Restrictions on Distributions. The foregoing provisions of this Article VII to the contrary notwithstanding, no Distribution shall be made if, and for so long as, such Distribution would violate any Law then applicable to the Company.

7.7 Determinations by the Board. Subject to the rights of Holders under Section 6.3(b), all matters concerning the computation of Capital Accounts, the allocation of items of Company income, gain, loss, deduction and expense for all purposes of this Agreement and the adoption of any accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the Board.

ARTICLE VIII

ACCOUNTS

8.1 Books. The Board shall cause to be maintained complete and accurate books of account of the Company’s affairs at the Company’s principal place of business. Such books shall be kept and prepared in conformity with IFRS. The Company’s accounting period shall be as determined by the Board.

8.2 Reports.

(a) Tax Reporting. The Company shall be treated as a disregarded entity for U.S. federal, state and local tax purposes and shall use reasonable efforts to prepare and file an IRS Form 5472 if required under U.S. tax law. In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes, the books of account of the Company shall be closed after the close of each calendar quarter and each Fiscal Year, and the Company shall cause the Accounting Firm to prepare, and following such preparation, the Company shall: (i) use commercially reasonable efforts to send to each Member, to the extent reasonably practicable, an estimated Schedule K-1 by March 15 following the close of any Fiscal Year, in each case, prepared on the basis of such information as is reasonably available to the Company at the relevant time, and (ii) shall send a final Schedule K-1 by May 31 following the close of any Fiscal Year (which Schedule K-1s shall also include all relevant state and local tax information).

(b) Tax Preparation. The tax returns and all associated items shall be prepared by the Accounting Firm.

8.3 Tax Matters. The Company shall be treated as a disregarded entity for U.S. federal, state and local tax purposes. In the event the Company is instead treated as a partnership for U.S. federal, state or local tax purposes:

(a) Parent or its delegate is hereby designated as the initial Company Representative. The Board is hereby authorized to revoke the designation of any Person as the Company Representative and designate any replacement Company Representative with respect to any tax year of the Company, in each case, subject to the approval of the Investor Members. Each Member hereby consents to the designation of the Company Representative in accordance with this Agreement and agrees that upon the request of the Company Representative, it will execute, certify, acknowledge, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent. Subject to the rights of the Holders set forth in Section 6.3(b), each Member agrees to take, and the Board is authorized to take (or cause the Company to take), such other actions as may be necessary or advisable pursuant to Regulations or other IRS or Treasury guidance or state or local Law to cause such designations. The Board (i) shall notify each Member of the identity of the Company Representative if other than as set forth above and (ii) shall cause the Company Representative (if it is not a Member) to agree in writing to be bound by the terms of this Agreement solely as they relate to the powers and duties of the Company Representative (and the limitations thereon pursuant to this Agreement) in such capacity.

(b) Subject to the consent rights of the Holders set forth in Section 6.3(b) and Section 8.3(a), the Company Representative shall be permitted to take any and all actions under the BBA Rules, and shall have any and all powers necessary to perform fully in such capacity. Further, the authority of the Company Representative shall include the authority to represent the Company before taxing authorities and courts in tax matters, including audits or administrative or judicial proceedings, affecting the Company, the Company Subsidiaries and the Members in their capacity as such (“Tax Contests”), and the authority to make any election under the BBA Rules, including the election under Section 6226 of the Code or similar provision of state or local Law, in connection with any Tax Contest. If the Company Representative causes the Company to make an election under Section 6226 of the Code, the Members covenant to take into account, report, and pay (or reimburse the Company for) the tax liability and any interest and penalties related to any adjustment, determined in accordance with Section 6226 of the Code and any Treasury Regulations adopted therewith (the “Section 6226 Adjustments”), to their items for the reviewed year (as defined under the BBA Rules) as notified to them by the Company Representative on behalf of the Company in the statement described above. Any Member which fails to report and/or pay (or reimburse the Company for) its share of tax liability and interest and penalties related to such Section 6226 Adjustments on its U.S. federal income tax return for its taxable year including the date of any such statement shall indemnify and hold harmless the Company and the other Members against any tax, interest and penalties collected from the Company as a result of such Member’s inaction, together with interest thereon. If no election under Section 6226 is made, then each Member agrees to indemnify the Company for the portion of any “imputed underpayment” that is attributed to such Member, as determined by the Company Representative in its reasonable judgement. Each Member agrees that any action taken by the Company Representative (or its representatives) in its capacity as such in connection with Tax Contests that does not violate this Agreement shall be binding upon the Members. Each Member agrees that such Member shall notify the Company Representative in a timely manner of its intention to file a notice of inconsistent treatment with respect to a Company item.

(c) In the event that the Investor Members are treated as partners in the Company for U.S. federal, state or local tax purposes, and if any Entity Taxes are imposed on or otherwise payable by the Company (including the Company’s share of Entity Taxes imposed on any Company Subsidiary):

(i) The Board shall (i) notify the Members in a timely manner, and (ii) allocate among the Members such Entity Taxes in a manner that takes into account any modifications attributable to a Member pursuant to the BBA Rules (if applicable). To the extent that a portion of the Entity Taxes for a prior year relates to a former Member (or to a Member whose Percentage Interest differs from its Percentage Interest in the subject year of the Tax Contest), the Board may require such former Member or Member to pay to the Company an amount equal to its allocable portion of such Entity Taxes (which shall not be treated as a Capital Contribution, which shall not impact the Percentage Interest of such former Member or Member and which shall result in no additional Units being issued to such former Member or Member in respect thereof). Notwithstanding the foregoing, if the Board determines that seeking a payment from a former Member is not practicable or that seeking such payment has failed, the Board may require the Substitute Member that acquired directly or indirectly from such former Member the interest in the Company associated with such portion of the Entity Taxes to pay such amount or to pay such amount from the funds of the Company. Each Member acknowledges and agrees that the Board and the Company Representative shall be permitted to take any actions to reduce or avoid Entity Taxes being imposed on the Company or any Company Subsidiary. Notwithstanding the foregoing, if Entity Taxes are payable or levied solely because the Company is, or is deemed to be, resident in Canada for tax purposes, the Company and Parent shall indemnify and save the Investor Members harmless for any Entity Taxes, including any interest, penalties and additions to tax related thereto. The indemnification contained in this Section 8.3(c)(i) shall survive the termination of this Agreement until the expiration of the applicable statute of limitations.

(ii) Each Member (including former Members, if applicable) shall pay to the Company in immediately available funds by wire transfer its share of any Entity Tax imposed on or otherwise payable by the Company (including the Company’s share of Entity Taxes imposed on any Company Subsidiary) within ten (10) days following written notice by the Company that payment of such amounts to the appropriate governmental authority is due. Such payment shall not increase such Member’s (or former Member’s) Capital Contribution, shall not impact the Percentage Interest of such Member (or former Member) and shall result in no additional Units being issued to such Member (or former Member) in respect thereof, and any such payment shall be payable notwithstanding the termination of the Company. In lieu of the foregoing, the Company may pay any Entity Tax imposed on or otherwise payable by the Company (including the Company’s share of Entity Taxes imposed on any Company Subsidiary) and treat such payment, to the extent such payment is allocable to a Member pursuant to Section 8.3(d), as an amount actually distributed to the applicable Members pursuant to Section 7.4(b) or 7.4(c) (as determined at the time paid or withheld). For purposes of this Section 8.3(e), an amount shall be considered paid or withheld if, and at the time, remitted to a governmental agency without regard to whether the remittance occurs at the same time as the distribution or allocation to which it relates; provided that an amount actually withheld from a specific distribution or designated by the Board as withheld with respect to a specific allocation shall be treated as if it were distributed at the time such distribution or allocation occurs. Notwithstanding anything to the contrary in this Agreement, the Board may offset Distributions to which a Person is otherwise entitled under this Agreement against such Person’s obligation to indemnify the Company under Sections 8.3(d) and this Section 8.3(e). If a Member reimburses its share of an Entity Tax by having the amount of a Distribution (or Distributions) reduced as described in the preceding two sentences, for all other purposes of this Agreement, such Member shall be treated as having received all Distributions (whether before or upon termination) unreduced by the amount of such Entity Tax and interest thereon. For the avoidance of doubt, any taxes, penalties and interest payable under the BBA Rules by the Company shall be treated as specifically attributable to the Members, and the Board shall use commercially reasonable efforts to allocate the burden of (or any diminution in distributable proceeds resulting from) any such taxes, penalties or interest to those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise); provided that no Member shall be responsible for any such penalties, additions to tax or interest that resulted from the willful misconduct or gross negligence of the Company Representative.

(d) Subject to the consent rights of the Holders set forth in Section 6.3(b), all tax elections required or permitted to be made by the Company shall be made in such manner as reasonably determined by the Board or Company Representative. Each Member shall cooperate with the Board, the Company Representative and the Company and provide the Company Representative and the Company with any tax information reasonably requested, in each case, so that the Company Representative or the Company can implement the provisions of this Section 8.3 (including by making any election permitted hereunder), can file any tax return of the Company, and can conduct any Tax Contest or similar proceeding of the Company. Each of the Members irrevocably waives any rights to information from the Company provided under Section 18-305 of the Act; provided that, for the avoidance of doubt, the foregoing waiver shall not limit any rights to information expressly set forth in this Agreement or as otherwise agreed to between a Member and the Company.

(e) The Company Representative shall be entitled to expend Company funds, or to be reimbursed by the Company, for all reasonable costs and expenses incurred in acting as the Company Representative, including for professional services, and nothing herein will be construed to restrict the Company from engaging an accounting firm or legal counsel to assist the Company Representative in discharging its duties hereunder. Without duplication of the foregoing, promptly following the written request of the Company Representative, the Company shall, to the fullest extent permitted by Law, reimburse and indemnify the Company Representative for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Company Representative in connection with the exercise of its rights and fulfillment of its duties as such.

(f) The provisions of Section 8.3 and 7.5(a) shall be interpreted to apply to Members and former Members (and their transferees) and the provisions of this Section 8.3 shall survive the termination of this Agreement and the Liquidation and termination of the Company, and to the maximum extent not prohibited by applicable Law, for this purpose, the Company shall be treated as continuing in existence.

8.4 Fiscal Year. The fiscal year of the Company (the “Fiscal Year”) for financial statement purposes shall be determined by the Board from time to time, and shall initially be the fiscal year ending December 31; provided that any change to the Fiscal Year shall require the Requisite Holder Consent.

8.5 Tax Treatment. For all U.S. federal, state and local tax purposes, the Investor Members shall be treated as owners of stock of Parent, and shall not be treated as economic Members of the Company.

ARTICLE IX

TRANSFER OF UNITS IN THE COMPANY

9.1 Lock-Up and Other Transfer Restrictions.

(a) Lock-Up and Transfer Restrictions. Until the twelve month anniversary of the Effective Date, each Investor Member shall hold its Preferred Units and shall not Transfer any of such Preferred Units or any right or interest therein, other than Transfers (i) to a Permitted Transferee, (ii) with the prior written consent of the Parent Members, and (iii) in connection with a bona fide margin loan of such Investor Member or any Transfers by the applicable lender upon the exercise of any related foreclosure right or remedy. So long as any Preferred Units are outstanding, each Parent Member shall hold its Common Units and shall not Transfer any of such Common Units or any right or interest therein, other than Transfers with the Requisite Holder Consent, which Requisite Holder Consent shall not be unreasonably withheld or delayed in the case of a Transfer to an Affiliate where the Common Units remain indirectly wholly-owned by Parent.

(b) Transfers in Violation. Any attempted Transfer of Units by any Member, other than in strict accordance with this Article IX, shall be null and void ab initio and the purported transferee shall have no rights as a Member or Assignee hereunder. No Member shall intentionally avoid the provisions of this Agreement by making one or more Transfers to one or more Permitted Transferees and then disposing of all or any portion of such party’s interest in any such Permitted Transferee, and any such Transfer or attempted Transfer in violation of this covenant shall be null and void ab initio.

(c) Authorized Transfer. Any Transfer allowed under this Section 9.1, including any Transfer occurring after the twelve month anniversary of the Effective Date, is referred to herein as an “Authorized Transfer.”

9.2 Conditions to Authorized Transfers.

(a) Without limiting the restrictions on Transfer and other terms of Section 9.1, a Member shall be entitled to make an Authorized Transfer only upon satisfaction of each of the following conditions, unless waived by the Board:

(i) such Transfer does not require the registration or qualification of such Units pursuant to any applicable federal, state or provincial securities Laws;

(ii) such Transfer does not result in a violation of applicable Laws;

(iii) such Transfer would not, in the opinion of legal counsel to the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101, as modified by Section 3(42) of ERISA as may be amended form time to time;

(iv) such Transfer is not made to any Person who, at the time of such Transfer, lacks the legal right, power or capacity to own Units;

(v) such Transfer does not cause the Company to become a reporting company under the Exchange Act;

(vi) if such Transfer is to a U.S. Person, such Transfer is to an “accredited investor” (as defined in Regulation D promulgated under the Securities Act) and would not disqualify the Company from being able to rely on Rules 506(b) or 506(c) of Regulation D under the Securities Act;

(vii) such Transfer is not made to any Person who would subject the Company to the “bad actor” disqualification provisions in Rule 506(d) of Regulation D of the Securities Act; and

(viii) the Board receives written instruments that are in a form reasonably satisfactory to the Board and the Company Representative (including (A) copies of any instruments of Transfer, and (B) such Assignee’s consent to be bound by this Agreement as an Assignee).

9.3 Effect of Transfers. Upon any Transfer effected in compliance with this Article IX, unless otherwise expressly set forth in this Agreement, the Assignee of the transferred Units shall become a Substitute Member and shall be entitled to receive the Distributions and allocations of income, gain, loss, deduction, credit or similar items to which the transferring Member would be entitled with respect to such Units and be entitled to exercise any of the other rights of a Member with respect to the transferring Member’s Units.

9.4 Admission of Assignees as Substitute Members. Unless otherwise expressly set forth in this Agreement, an Assignee of all or any portion of the Units of a Member shall become a Substitute Member of the Company.

9.5 Cessation of Member.

(a) Events Resulting in Cessation of Member. Any Member shall cease to be a Member of the Company upon the earliest to occur of any of the following events:

(i) such Member’s withdrawal from the Company pursuant to Section 9.6(a);

(ii) as to any Member that is not an individual, the filing of a certificate of dissolution, or its equivalent, for such Member;

(b) Upon any Member ceasing to be a Member pursuant to Section 9.5(a), such Member or its successor in interest shall become an Assignee of its Units, entitled to receive the Distributions and allocations of income, gain, loss, deduction, credit or similar items to which such Member would have been entitled as a Member with respect to such Units but shall not be entitled to exercise any of the other rights of a Member in, or have any duties or other obligations of a Member with respect to, such Units unless and until the Board has consented in writing to such Assignee being admitted as a Substitute Member. No such Member shall have a right to a return of its Capital Contribution.

9.6 Withdrawal of Members Upon Transfer.

(a) If a Member has Transferred all of its Units in one or more Authorized Transfers or otherwise in compliance with this Agreement, then such Member shall withdraw from the Company on the date upon which each Assignee of such Units has been admitted as a Substitute Member, and such Member shall no longer be entitled to exercise any rights or powers of a Member under this Agreement.

(b) No Member shall have the right to withdraw from the Company other than pursuant to Section 9.6(a).

9.7 After-Acquired Securities. All of the provisions of this Agreement shall apply to all of the Units now owned or which may be issued or transferred hereafter to a Member in consequence of any additional issuance, purchase, exchange or reclassification of any of such Units, corporate reorganization, or any other form of recapitalization, consolidation, merger, share split or share dividend, or which are acquired by a Member in any other manner.

ARTICLE X

EVENTS OF DISSOLUTION

10.1 Dissolution. Subject to Section 6.3(b), the Company shall be dissolved upon the affirmative vote or consent of Members owning Voting Units representing at least a Majority Interest, and the Requisite Holder Consent (each, an “Event of Dissolution”). The Members hereby agree that the Company shall not dissolve prior to the occurrence of an Event of Dissolution and that no Member shall seek a dissolution of the Company under Section 18-802 of the Act. No other event, including the retirement, withdrawal, insolvency, liquidation, dissolution, insanity, resignation, expulsion, bankruptcy, death, incapacity or adjudication of incompetency of a Member, shall cause the existence of the Company to terminate.

ARTICLE XI

TERMINATION

11.1 Liquidation. If an Event of Dissolution shall occur, then the Company shall be liquidated and its affairs shall be wound up. All proceeds from such liquidation shall be distributed as set forth below, in accordance with the provisions of Section 18-804 of the Act:

(a) to creditors, including Members who are creditors to the extent permitted by Law, in satisfaction of the Company’s liabilities; and

(b) then, to the Members in accordance with Section 6.4.

11.2 Final Accounting. In the event of the dissolution of the Company, prior to any liquidation, (i) a proper accounting shall be made to the Members from the date of the last previous accounting to the date of dissolution and (ii) a final allocation of all items of income, gain, loss, deduction and credit in accordance with Article VII, only in the event that the Company is considered a partnership for U.S. tax purposes, shall be made in such a manner that, immediately before distribution of assets pursuant to Section 12.1(b), the positive balance of the Capital Account of each Member shall, to the greatest extent possible, be equal to the net amount that would so be distributed to such Member (and any non-cash assets to be distributed will first be written up or down to their fair market value, thus creating hypothetical gain or loss (if any), which resulting hypothetical gain or loss shall be allocated to the Members’ Capital Accounts in accordance with the requirements of Treasury Regulation Section 1.704-1(b) and other applicable provisions of the Code and this Agreement).

11.3 [Intentionally Omitted]

11.4 Cancellation of Certificate.Upon the completion of the winding up of the Company’s affairs and distribution of the Company’s assets, the Company shall be terminated and the Members shall cause the Company to execute and file a Certificate of Cancellation in accordance with Section 18-203 of the Act.

ARTICLE XII

EXCULPATION AND INDEMNIFICATION

12.1 Exculpation. Notwithstanding any other provisions of this Agreement, whether express or implied, or obligation or duty at Law or in equity, none of (a) the Members, the Directors or the Company Representative, any officers, directors, managers, stockholders, partners, members, employees, representatives or agents of any of the foregoing, any director, manager, officer, employee, representative or agent of the Company or any of its Affiliates, any Parent Related Party or any Investor Related Party (collectively, the “Covered Persons”) or (b) any former Covered Person, shall be liable to the Company or any Member for any act or omission in relation to the Company, any Company Subsidiary, this Agreement, the management or administration of the Company or any Company Subsidiary or in connection with the business or affairs of the Company or any Company Subsidiary or the activities of such Covered Person taken or omitted in good faith by a Covered Person on behalf of the Company or any Company Subsidiary; provided that a court of competent jurisdiction shall not have determined that such act or omission constitutes (i) fraud, willful misconduct, bad faith or gross negligence, or (ii) a criminal act by such Person that such Person had no reasonable cause to believe was lawful (collectively, “Disabling Conduct”). There shall be, and each Covered Person shall be entitled to, a presumption that such Covered Person acted in good faith.

12.2 Indemnification. Subject to Section 6.3, to the fullest extent permitted by Law, the Company shall indemnify and hold harmless each Covered Person and each former Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines and settlements arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative (“Claims”), in which such Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or that relates to or arises out of the Company or any Company Subsidiary or their respective property, business or affairs. A Covered Person or former Covered Person shall not be entitled to indemnification under this Section 12.2 with respect to (a) any Claim with respect to which a court of competent jurisdiction has determined to have resulted from such Covered Person’s Disabling Conduct or (b) any Claim initiated by such Covered Person unless such Claim (or part thereof) (i) was brought to enforce such Covered Person’s rights to indemnification hereunder (provided that such Covered Person is actually entitled to such indemnification hereunder). Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 12.2. There shall be, and each Covered Person shall be entitled to, a presumption that such Covered Person acted in good faith.

12.3 Effect of Modification. Any repeal, modification or termination of this Article XII (including any termination of this Agreement in whole or in part) shall not adversely affect any rights of such Covered Person pursuant to this Article XII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal, modification or termination with respect to any acts or omissions occurring prior to such repeal, modification or termination.

12.4 Non-exclusivity of Rights. The rights conferred on any Covered Person by this Article XII shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Agreement, agreement, vote of members or disinterested Directors or otherwise.

ARTICLE XIII

AMENDMENT TO AGREEMENT

13.1 Amendments. Subject to the consent rights of the Holders set forth this Agreement, amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the affirmative vote of holders of Voting Units issued and outstanding and entitled to vote representing at least a Majority Interest. An amendment shall become effective as of the date specified in the Members’ approval, as applicable, or, if none is specified, as of the date of such approval or as otherwise provided in the Act. Copies of any amendments to this Agreement and to the Certificate of Formation shall be promptly given to the Investor Members.

ARTICLE XIV

GENERAL PROVISIONS

14.1 Notices.

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by e-mail or similar means of recorded electronic communication (in which case it may be executed by electronic signatures and electronic pdf signatures (including by email or scanned pages)) or sent by registered mail, charges prepaid, addressed as follows:

(i) If to the Company, the Parent or any Parent Member:

c/o The Real Brokerage Inc.

133 Richmond Street West Suite 302

Toronto, Ontario M5H 2L3

Attention: Tamir Poleg

Email: [redacted]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

1 First Canadian Place,

100 King Street West, Suite 1600,

Toronto, Ontario, M5X 1G5

Attention:	Jason A. Saltzman
Email:	[redacted]

(ii) If to the Investor Members or their Affiliates:

c/o Insight Partners

1114 Avenue of the Americas, Floor 36

New York, NY 10036

Attention:	Andrew Prodromos
Deputy General Counsel and Chief Compliance Officer
E-mail:	[redacted]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:	Robert A. Rizzo
Email:	[redacted]

and with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention: Jonah Mann

E-mail: [redacted]

If to a Member other than the Parent Members, the Investor Members or any of their respective Affiliates, to the address of such Member specified on Schedule A hereto.

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email or personally by hand (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) (or, in the case of an Optional Exchange Notice, after 11:59 p.m. (Toronto time) at the place of receipt, then on the next following Business Day)) or, if mailed by internationally recognized courier, on the Business Day following the date of mailing.

(c) Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 14.1.

14.2 Publicity; Confidentiality.

(a) None of the Members shall issue a press release or public announcement or otherwise make any disclosure concerning this Agreement, the transactions contemplated hereby or any information or materials received or otherwise relating to the Company or the Company Subsidiaries, any understandings, agreements or other arrangements between or among the parties, and any other non-public information received from or otherwise relating to the Company or the Company Subsidiaries (regardless of whether such information or materials have been designated by the Board or any other Person as confidential) without approval by the Board.

(b) Notwithstanding the foregoing, nothing in this Agreement shall restrict any of the parties from disclosing information (i) that is already publicly available, (ii) that was known to such party on a non-confidential basis prior to its disclosure by another party, (iii) that may be required or appropriate in response to any summons or subpoena or in connection with any litigation, provided that such party shall use reasonable efforts to notify the disclosing party in advance of such disclosure so as to permit the disclosing party to seek a protective order or otherwise contest such disclosure, and such party shall use reasonable efforts to cooperate, at the expense of the disclosing party, with the disclosing party in pursuing any such protective order, (iv) in order to comply with any applicable Law, (v) to the directors, managers, officers, advisors, employees, controlling persons, auditors or counsel of any of the parties hereto, (vi) that may be required or reasonably appropriate in response to any request from a Governmental Authority with jurisdiction over such party, (vii) as part of such Member’s or its Affiliates reporting to their respective investors in the ordinary course of business, or in connection with such Member’s or its Affiliates’ normal fund raising, and marketing activities, in each case, consisting of (X) information about the investment, (Y) financial-related information and (Z) a general description of the Company’s business and so long as any recipient of such information is subject to customary confidentiality obligations to such Member or Affiliate, (viii) to potential third-party purchasers of a Member’s Units, or (ix) as part of general public disclosure made by Parent pursuant to applicable Canadian securities laws and consistent with its past practice. Each Member and the Company acknowledges and agrees that the certain of the Members and their respective Affiliates may currently be invested in, may invest in, or may consider investments in companies that compete either directly or indirectly with the Parent and its Subsidiaries, or operate in the same or similar business as the Parent and its Subsidiaries, and that nothing herein shall be in any way construed to prohibit or such Members or their respective Affiliates’ ability to maintain, make or consider such other investments; provided, however, that no confidential information regarding the Company or the Company’s Subsidiaries is used or disclosed in connection with such activities.

14.3 Entire Agreement. This Agreement and the Transaction Agreements, together with all Schedules hereto and all other agreements referenced herein and therein, shall constitute the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior contracts, agreements, discussions and understandings between them. No course of prior dealings between the parties shall be relevant to supplement or explain any term used in this Agreement. Acceptance or acquiescence in a course of performance rendered under this Agreement shall not be relevant to determine the meaning of this Agreement even though the accepting or the acquiescing party has knowledge of the nature of the performance and an opportunity for objection. No provisions of this Agreement may be waived other than by an instrument in writing executed by the party effecting such waiver. No waiver of any terms or conditions of this Agreement in one instance shall operate as a waiver of any other term or condition or as a waiver in any other instance.

14.4 Supremacy. If during the term of this Agreement any of its provisions are found to conflict with any provision of any of the Transaction Agreements, the provisions of this Agreement shall prevail as among the parties and each such party shall, whenever necessary, exercise all voting and other rights (to the extent applicable) and powers available to such party to cause the amendment, waiver or suspension of the relevant provision of such Transaction Agreement to the extent necessary for the provisions of this Agreement to prevail.

14.5 Company Subsidiaries. Notwithstanding anything to the contrary in this Agreement, the obligations of the Company under this Agreement to cause any Company Subsidiary, if applicable, to take any action or refrain from taking any action shall continue only for so long and to the extent the Company has the legal capacity to do so by virtue of its direct or indirect ownership of such Company Subsidiary or otherwise.

14.6 Counterparts. This Agreement may be signed by facsimile, electronic signature or via email as a portable document format and in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.

14.7 Interpretation. The parties hereto acknowledge and agree that (a) each party hereto and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (b) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement and (c) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto, regardless of which party was generally responsible for the preparation of this Agreement.

14.8 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force without being impaired or invalidated in any way. Otherwise, the Members agree to replace any invalid or unenforceable provision with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

14.9 Governing Law. This Agreement and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

14.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY MATTER, CLAIM OR ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY MATTER, CLAIM OR ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 14.10.

14.11 Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the Members.

14.12 Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to use its reasonable best efforts to perform such additional acts as may be reasonably necessary or appropriate under applicable Law to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and of the transactions contemplated hereby.

14.13 No Third-Party Beneficiary. This Agreement is made solely for the benefit of the parties hereto and no other person shall have any rights, interest, or claims hereunder or otherwise be entitled to any benefits under or on account of this Agreement as a third- party beneficiary or otherwise, except for the rights of the Covered Persons pursuant to Article XII, and the Member Related Parties pursuant to Section 14.14.

14.14 Non-Recourse. Notwithstanding anything to the contrary in this Agreement, (a) this Agreement may only be enforced against, and any action, dispute, claim, suit or other proceeding for breach of this Agreement may only be made against, the Persons that are expressly identified herein and/or are parties hereto, (b) none of (i) the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the Investor Members or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing (collectively, “Investor Related Parties”) or (ii) the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the Parent Members or any Affiliate thereof or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partner, successor and assign of any of the foregoing (together with the Investor Related Parties, the “Member Related Parties”) shall have any liability for any liabilities or obligations of the parties hereto for any action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any representations made or alleged to be made in connection herewith, (c) the Company or any other Member or their respective Affiliates shall have no rights of recovery in respect hereof against any Member Related Party and (d) no personal liability shall attach to any Member Related Party through the Members or otherwise, whether by or through attempted piercing of the corporate veil, by or through an action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise), by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other applicable Law, or otherwise; provided that, for the avoidance of doubt, nothing in this Section 14.14 shall restrict or limit the rights or obligations of a Person under any other Transaction Agreement to which such Person is a party.

14.15 Successors and Assigns. This Agreement is personal to the parties hereto and shall not be capable of assignment; it being understood that the foregoing shall not be read to limit any Transfer pursuant to and in accordance with Article IX. All the terms and provisions of this Agreement shall inure to the benefit of and be binding upon each of the parties hereto and their respective successors and permitted transferees, if any.

14.16 Jurisdiction; Service of Process. All matters, claims or actions arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any matter, claim or action, any state or federal court within the State of Delaware) and appellate courts therefrom and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such matter, claim or action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such matter, claim or action. The consents to jurisdiction and venue set forth in this Section 14.16 shall not constitute general consents to service of process in the State of Delaware, shall have no effect for any purpose except as provided in this Section 14.16 and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any matter, claim or action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 14.1 of this Agreement. The parties hereto agree that a final judgment in any such matter, claim or action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that, nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

14.17 Specific Performance. The Company and each Member hereby confirm that damages at law would be an inadequate remedy for a breach or threatened breach of this Agreement and agree that, in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy sought in a court of competent jurisdiction, but nothing herein contained is intended to, nor shall it, limit or affect any right or rights at law or by statute or otherwise of the Company or a Member aggrieved as against the Company or another Member for a breach or threatened breach of any provision hereof, it being the intention by this Section to make clear the agreement of the Company and the Members that the respective rights and obligations of the Company and the Members hereunder shall be enforceable in equity as well as at law or otherwise and that the mention herein of any particular remedy shall not preclude the Company or a Member from seeking any other remedy it or he might have, either in law or in equity.

14.18 Liability of Holders; Several Obligations.

(a) The obligations of the Holders hereunder are several, and not joint.

(b) In furtherance and not in limitation of Section 4.7, no Holder shall have (i) any liability to any other Holder for any vote, consent, approval or decision taken or not taken by it, or given or not given by it, under this Agreement or (ii) any fiduciary duties or responsibilities to any other Holders hereunder, and no implied covenants, functions, responsibilities, duties, obligations or liabilities to any other Holders shall otherwise exist hereunder.

[SIGNATURE PAGES FOLLOWS]

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first written above.

THE REAL BROKERAGE INC.

By:	signed “Tamir Poleg”
Name: Tamir Poleg
Title: Chief Executive Officer

REAL PIPE, LLC

By:	signed “Michelle Ressler”
Name: Michelle Ressler
Title: Manager

INVESTORS:

INSIGHT PARTNERS XI, L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By:	signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS (CAYMAN) XI, L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By:	signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS), L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By:	signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS XI (CO-INVESTORS) (B), L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By:	signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS (DELAWARE) XI, L.P.

By:	Insight Associates XI, L.P., its general partner
By:	Insight Associates XI, Ltd., its general partner

By:	signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

INSIGHT PARTNERS (EU) XI, S.C.Sp.

By:	Insight Associates (EU) XI, S.a.r.l., its general partner

By:	signed “Andrew Prodromos”
Name: Andrew Prodromos
Title: Authorized Officer

SCHEDULE A

MEMBERSHIP INTERESTS

Shareholder	Securities		Issue Date	Cost
	Designation	Quantity
The Real Brokerage Inc.	Common Units	1000	2020/11/6	USD $1000
Insight Partners XI, L.P.	Preferred Units	7,187,947	2020/12/2	CAD$7,935,493.49
Insight Partners XI (Co- Investors), L.P.	Preferred Units	119,693	2020/12/2	CAD $132,141.07
Insight Partners XI (Co- Investors) (B), L.P.	Preferred Units	164,970	2020/12/2	CAD $182,126.88
Insight Partners (Cayman) XI, L.P.	Preferred Units	7,874,762	2020/12/2	CAD $8,693,737.25
Insight Partners (Delaware) XI, L.P.	Preferred Units	1,005,470	2020/12/2	CAD $1,110,038.88
Insight Partners (EU) XI, S.C.Sp.	Preferred Units	934,000	2020/12/2	CAD $1,031,136.00

SCHEDULE B

DIRECTORS AND OFFICERS

Michelle Ressler - Manager